UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number: 1-14187

CUSIP Number: 749685103

NOTIFICATION OF LATE FILING

(Check One):    ☒  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☐  Form 10-Q    ☐  Form 10-D

☐  Form N-SAR     ☐  Form N-CSR

For Period Ended:	May 31, 2014

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Item 8. Financial Statements and Supplementary Data

Item 9A. Controls and Procedures

Item 15. Exhibits and Financial Statement Schedules

PART I

REGISTRANT INFORMATION

Full Name of Registrant	RPM International Inc.

Former Name if Applicable

N/A

Address of Principal Executive Office (Street and Number)

P.O. Box 777, 2628 Pearl Road

City, State and Zip Code	Medina, Ohio 44258

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

RPM International Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the period ended May 31, 2014 (“Form 10-K”).

The Audit Committee of the Company’s Board of Directors (the “Audit Committee”), with the assistance of independent advisors, is conducting an investigation of matters relating to the timing of our disclosure and accrual of loss reserves with respect to our settlement of the previously disclosed General Services Administration (“GSA”) and Department of Justice investigation into compliance issues relating to our Tremco Roofing Division’s GSA contracts. The issues being reviewed by the Audit Committee are also the subject of a formal investigation by the Securities and Exchange Commission (the “SEC”). The Company is cooperating with the SEC in its ongoing investigation.

We believe that the potential financial statement impact of this issue is confined to whether some or all of the reserve accrued in connection with our submission of a settlement proposal during the third quarter of fiscal 2013 should have been recorded during prior quarterly periods of fiscal 2013. As a result, the resolution of this matter is not expected to impact reported annual results for the full fiscal 2012, fiscal 2013 or fiscal 2014 years. The results of the investigation may affect management’s assessment of the Company’s disclosure controls and procedures and internal control over financial reporting.

As a result of the potential impact of the pendency of the Audit Committee’s investigation on unaudited comparative quarterly information contained in the Company’s financial statements and the other required disclosures described below, the Company is unable, without unreasonable effort or expense, to timely file its Form 10-K.

The Company is including with this Notification of Late Filing on Form 12b-25 the information that would be included in the Form 10-K, except for information required by Item 8 of Form 10-K, Financial Statements and Supplementary Data; the information required by Item 9A of Form 10-K, Controls and Procedures; and the consents of the Company’s independent auditors and certifications of the Company’s Chief Executive Officer and Chief Financial Officer required to be filed as exhibits 23, 31, and 32, respectively, by Item 15 of Form 10-K, Exhibits and Financial Statement Schedules, and certain other exhibits.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                             Edward W. Moore                                                         (330) 273-5090

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes     ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes    ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RPM International Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	July 31, 2014	By	/s/	Edward W. Moore
Senior Vice President, General Counsel and Chief Compliance Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 10-K

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File No. 1-14187

RPM INTERNATIONAL INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	02-0642224
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
P.O. Box 777, 2628 Pearl Road, Medina, Ohio	44258
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:

(330) 273-5090

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01	New York Stock Exchange
Rights to Purchase Shares of Common Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☑    No  ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

The aggregate market value of the Common Stock of the Registrant held by non-affiliates (based upon the closing price of the Common Stock as reported on the New York Stock Exchange on November 30, 2013, the last business day of the Registrant’s most recently completed second fiscal quarter) was approximately $5,185,763,391. For purposes of this information, the 2,219,986 outstanding shares of Common Stock which were owned beneficially as of November 30, 2013 by executive officers and Directors of the Registrant were deemed to be the shares of Common Stock held by affiliates.

As of July 28, 2014, 133,506,582 shares of Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant’s 2014 Annual Report to Stockholders for the fiscal year ended May 31, 2014 (the “2014 Annual Report to Stockholders”) are incorporated by reference into Parts I and II of this Annual Report on Form 10-K. Portions of the definitive Proxy Statement to be used in connection with the Registrant’s Annual Meeting of Stockholders to be held on October 9, 2014 (the “2014 Proxy Statement”) are incorporated by reference into Part III of this Annual Report on Form 10-K.

Except as otherwise stated, the information contained in this Annual Report on Form 10-K is as of May 31, 2014.

PART I

Item 1. Business.

THE COMPANY

RPM International Inc., a Delaware corporation, succeeded to the reporting obligations of RPM, Inc., an Ohio corporation, following a 2002 reincorporation transaction. RPM, Inc. was incorporated in 1947 under the name Republic Powdered Metals, Inc. and changed its name to RPM, Inc. in 1971. In connection with the 2002 reincorporation from Ohio to Delaware, we established a new legal structure, which included the formation of two new, wholly owned subsidiaries of RPM International Inc., the RPM Consumer Holding Company and the RPM Industrial Holding Company. These two holding companies, in addition to RPM, Inc., which remained as one of our subsidiaries following the reincorporation, own the various operating companies and other legal entities that make up RPM International Inc. In 2010, RPM, Inc. changed its name to Specialty Products Holding Corp (“SPHC”). At the end of fiscal 2010, SPHC and its Bondex International, Inc. (“Bondex”) subsidiary filed voluntary Chapter 11 bankruptcy petitions, as a result of which we have deconsolidated SPHC and its subsidiaries from our financial results. See “Item 3 — Legal Proceedings” in this Annual Report on Form 10-K.

As used herein, the terms “RPM,” the “Company,” “we,” “our” and “us” refer to RPM International Inc. and all of our consolidated subsidiaries, unless the context indicates otherwise. Our principal executive offices are located at 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258, and our telephone number is (330) 273-5090.

BUSINESS

Our subsidiaries manufacture, market and sell various specialty chemical product lines, including high-quality specialty paints, protective coatings, roofing systems, sealants and adhesives, focusing on the maintenance and improvement needs of both the industrial and consumer markets. Our family of products includes those marketed under brand names such as API, Carboline, CAVE, DAP, Dri-Eaz, Euclid, EUCO, Fibergrate, Flecto, Flowcrete, Grupo PV, Hummervoll, Universal Sealants, illbruck, Rust-Oleum, Stonhard, Toxement, Tremco, Tuf-Strand, Viapol, Watco and Zinsser. As of May 31, 2014, our subsidiaries marketed products in approximately 160 countries and territories and operated manufacturing facilities in approximately 94 locations in the United States, Argentina, Australia, Belgium, Brazil, Canada, Chile, Colombia, France, Germany, India, Italy, Malaysia, Mexico, The Netherlands, Norway, Poland, Saudi Arabia, South Africa, Spain, Sweden, Turkey, the United Arab Emirates and the United Kingdom. Approximately 43% of our sales are generated in international markets through a combination of exports and direct sales in foreign countries. For the fiscal year ended May 31, 2014, we recorded net sales of $4.4 billion.

Available Information

Our Internet website address is www.rpminc.com. We make available free of charge on or through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission.

Segment Information

Our business is divided into two reportable segments: the industrial reportable segment (“industrial segment”) and the consumer reportable segment (“consumer segment”). Within each reportable segment, we aggregate several operating segments which comprise individual reporting units and product lines that generally address common markets, utilize similar technologies and are able to share manufacturing or distribution capabilities. The industrial segment (Tremco Group, tremco illbruck Group, RPM Performance Coatings Group and RPM2-Industrial Group), which comprises approximately 63% of our total net sales, includes maintenance and protection products for roofing and waterproofing systems, flooring, corrosion control and other specialty applications. The consumer segment (RPM2-Consumer Group, Rust-Oleum Group and DAP Group) comprises approximately 37% of our total net sales and includes rust-preventative, special purpose and decorative paints, caulks, sealants, primers, nail enamels and other branded consumer products.

Industrial Segment

Our industrial segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as owners of industrial manufacturing facilities, public institutions and other commercial customers. Our industrial segment generated $2.8 billion in net sales for the fiscal year ended May 31, 2014 and includes the following major product lines and brand names:

Tremco Group:

•	waterproofing, coatings and institutional roofing systems used in building protection, maintenance and weatherproofing applications marketed under our Tremco, Republic and Vulkem brand names;

•	sealants, air barriers, tapes and foams that seal and insulate joints in various construction assemblies marketed under our Tremco, Dymeric, ExoAir and Spectrem brand names;

•	new residential home weatherization systems marketed under our Tuff-N-Dri, Watchdog Waterproofing and Enviro-Dri brand names; and

•	specialized roofing and building maintenance and related services marketed by our Weatherproofing Technologies subsidiary.

Tremco illbruck Group:

•	sealing and bonding solutions for windows, facades, interiors and exteriors under our illbruck brand name;

•	flooring, waterproofing and in-plant glazing solutions under our Tremco brand name;

•	solutions for passive fire protection under our Nullifire brand name;

•	solutions for the manufacturing industry under our Pactan brand name; and

•	exterior building insulation and coatings solutions under our FEMA brand name.

RPM Performance Coatings Group:

•

high-performance polymer flooring systems for industrial, institutional and commercial facilities, as well as offshore and marine structures and cruise, ferry and navy ships marketed under our Stonhard, Flowcrete, Hummervoll and API brand names;

•	commercial, decorative flooring for architectural and design applications under the Liquid Elements, Expanko, Fritztile & Flowcrete brand names;

•	industrial and commercial tile systems marketed under our Lock-Tile and Ecoloc brand names;

•	fiberglass reinforced plastic gratings and shapes used for industrial platforms, staircases and walkways marketed under our Fibergrate, Chemgrate, Corgrate and Safe-T-Span brand names;

•

high-performance, heavy-duty corrosion-control coatings, containment linings, fireproofing and soundproofing products and heat and cryogenic insulation products for a wide variety of industrial infrastructure applications marketed under our Carboline, Nullifire, Grupo PV, A/D Fire, Thermo-Lag, Plasite and Perlifoc brand names;

•	rolled asphalt roofing materials, waterproofing products, chemical admixtures and industrial epoxy flooring systems marketed under our Viapol brand name;

•

concrete and masonry admixtures, concrete fibers, curing and sealing compounds, structural grouts, epoxy adhesives, floor hardeners and toppings, joint fillers, industrial and architectural coatings, decorative color/stains/stamps, and a comprehensive selection of restoration materials marketed under the Euclid, CAVE, Toxement, Viapol, Dural, Euco, Eucon, Fiberstrand, Increte, Plastol, Sentinel, Speed Crete and Tuf- Strand brand names; and

•

specialty construction products including bridge expansion joints, bridge deck and parking deck membranes, curb and channel drains, highway markings, protective coatings and concrete repair marketed under our Universal Sealants, BridgeCare, StructureCare, Pitchmastic, Nufins, Visul, EnviroKerb, EnviroChannel, EnviroDeck, EnviroGrate and Epoplex brand names.

RPM2-Industrial Group:

•	fluorescent colorants and pigments marketed under our Radiant and Dane Color brand names;

•	waterproofing and flooring products marketed under our RPM Belgium brand names;

•	waterproofing and concrete repair products marketed under our Vandex brand name;

•	shellac-based-specialty coatings for industrial and pharmaceutical uses, edible glazes and food coatings marketed under our Mantrose-Haeuser and NatureSeal brand names;

•	EIFS marketed in the U.K. and Canada under the Dryvit brand name;

•	fire and water damage restoration products marketed under the Dri-Eaz, Microban, Unsmoke and Odorx brand names; and

•	professional carpet cleaning and disinfecting products marketed under the Sapphire and Chemspec brand names.

Consumer Segment

Our consumer segment manufactures and markets professional use and do-it-yourself (“DIY”) products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment’s major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe and Australia. Consumer segment products are sold directly to mass merchandisers, home improvement centers, hardware stores, paint stores, craft shops, cosmetic companies and to other smaller customers through distributors. Our consumer segment generated $1.6 billion in net sales in the fiscal year ended May 31, 2014 and is composed of the following major product lines and brand names:

RPM2-Consumer Group:

•	innovative nail care enamels, coatings components and related products for the personal care industry.

Rust-Oleum Group:

•

a broad line of coating products to protect and decorate a wide variety of surfaces for the DIY and professional markets which are sold under several key Rust-Oleum brand names, including Stops Rust, American Accents, Painter’s Touch, Specialty, Professional, Universal, Varathane, Watco, Epoxy Shield, Industrial Choice, Labor Saver, Road Warrior, Sierra Performance, Hard Hat, Mathys, CombiColor, Noxyde, Blackfriar, HiChem and MultiSpec. In addition, Rust-Oleum branded products in Canada are marketed under the Rust-Oleum, Tremclad, Varathane and Zinsser brand names;

•

a broad line of specialty products targeted to solve problems for the paint contractor and the DIYer for applications that include surface preparation, mold and mildew prevention, wallpaper removal and application, and waterproofing, under our Zinsser, B-I-N, Bulls Eye 1-2-3, Cover-Stain, DIF, FastPrime, Sealcoat, Jomax, Gardz, Perma White, Shieldz, Watertite, Okon, Parks, Papertiger and Walworks brand names;

•	deck and fence restoration products marketed by our Wolman Wood Care Products business;

•	metallic and faux finish coatings marketed under our Modern Masters brand name;

•	innovative exterior wood deck and concrete restoration systems, and flooring finishes marketed under our Restore and RockSolid brand names; and

•	an assortment of other products, including hobby paints and cements marketed under our Testors brand name.

DAP Group:

•

a complete line of caulks, sealants, adhesives, insulating foam, spackling, glazing, and other general patch and repair products for home improvement and construction marketed through a wide assortment of DAP branded products, including ’33’, ’53’, ’1012’, 4000, 7000, Alex, Alex Fast Dry, Alex Plus, Alex Ultra, Alex Flex, Fast Patch, Beats The Nail, Blend-Stick, Blockade, Butyl-Flex, Caulk-Be-Gone, Crack Shot, Custom-Patch, DAP 3.0, DAP CAP, DAPtex Plus, DryDex, Dynaflex 230, Dynagrip, Elastopatch, Fast ’N Final, Kwik Foam, Kwik Seal, Kwik Seal Plus, Mono, Patch Stick, Patch-N-Paint, Plastic Wood, Presto Patch, Quick Plug, Rely-On, Seal ’N Peel, SIDE Winder, Silicone Plus, Simple Seal, SMARTBOND, StrongStik, Weldwood and Phenoseal, which is a brand of Gloucester Company Inc., which is a subsidiary of DAP Products Inc.

Foreign Operations

For the fiscal year ended May 31, 2014, our foreign operations accounted for approximately 41% of our total net trade sales, excluding any direct exports from the United States. Our direct exports from the United States were approximately 2% of our total net trade sales for the fiscal year ended May 31, 2014. In addition, we receive license fees and royalty income from numerous international license agreements, and we also have several joint ventures, which are accounted for under the equity method, operating in various foreign countries. We have manufacturing facilities in Argentina, Australia, Belgium, Brazil, Canada, Chile, Colombia, France, Germany, India, Italy, Malaysia, Mexico, The Netherlands, Norway, Poland, Saudi Arabia, South Africa, Spain, Sweden, Turkey, the United Arab Emirates and the United Kingdom. We also have sales offices or warehouse facilities in Austria, China, The Czech Republic, Egypt, Finland, Hong Kong, Hungary, India, Indonesia, Japan, Kuwait, Oman, Poland, Qatar, Russia, South Africa, Singapore, Switzerland, Thailand, Vietnam and several other countries.

Competition

We conduct our business in highly competitive markets, and all of our major products face competition from local, regional and national firms. Our markets, however, are fragmented, and we do not face competition across all of our products from any one competitor in particular. Several of our competitors have access to greater financial resources and larger sales organizations than we do. While third-party figures are not necessarily available with respect to the size of our position in the market for each of our products, we believe that we are a major producer of caulks, sealants, patch-and-repair products for the general consumer as well as for the residential building trade; roofing systems; urethane sealants and waterproofing materials; aluminum coatings; cement-based paints; hobby paints; industrial-corrosion-control products; fireproofing; consumer rust-preventative coatings; polymer floorings; fluorescent coatings and pigments; fiberglass-reinforced-plastic gratings; nail polish; water and fire damage restoration products; carpet cleaning systems and shellac-based coatings. However, we do not believe that we have a significant share of the total protective coatings market (on a world-wide basis). The following is a summary of the competition that our key products face in the various markets in which we compete:

Paints, Coatings, Adhesives and Sealants Products

The market for paints, coatings, adhesives and sealants has experienced significant consolidation over the past several decades. However, the market remains fragmented, which creates further consolidation opportunities for industry participants. Many leading suppliers tend to focus on coatings, while other companies focus on adhesives and sealants. Barriers to market entry are relatively high for new market entrants due to the lengthy intervals between product development and market acceptance, the importance of brand identity and the difficulty in establishing a reputation as a reliable supplier of these products. Most of the suppliers, including us, who provide these items have a portfolio of products that span across a wide variety of applications.

Consumer Home Improvement Products.     Within the consumer segment, we generally serve the home improvement market with products designed for niche architectural, rust-preventative, decorative, special purpose, caulking and sealing applications. The products we sell for home improvement include those sold under our DAP, Phenoseal, Rust-Oleum, Watco and Zinsser brand names. Leading manufacturers of home improvement-related coatings, adhesives and sealants market their products to DIY users and contractors through a wide range of distribution channels. These distribution channels include direct sales to home improvement centers, mass merchandisers, hardware and paint stores, and sales through distributors and sales representative organizations. Competitors in this market generally compete for market share by marketing and building upon brand recognition, providing customer service and developing new products based on customer needs.

Industrial Protective Coatings Products.     Anti-corrosion protective coatings and fireproofing must withstand the destructive elements of nature and operating processes under harsh environments and conditions. Some of the larger consumers of high-performance protective and corrosion control coatings and fireproofing are the oil and gas, pulp and paper, petrochemical, shipbuilding, public utility and bridge and highway industries. In the public sector, corrosion control coatings are used on structures such as bridges and in water and wastewater treatment plants. These markets are highly fragmented. We and our competitors compete for market share by supplying a wide variety of high-quality products and by offering customized solutions. Our industrial coating products are marketed primarily under our Carboline, Plasite, Nullifire, A/D Fire, Thermo-lag, Perlifoc and Epoplex brand names.

Roofing Systems Products

In the roofing industry, re-roofing applications have historically accounted for three-quarters of U.S. demand, with the remaining quarter generated by new roofing applications. The largest manufacturers of roofing systems products focus primarily on residential roofing as well as single-ply systems for low-end, commercial and institutional applications, competing mainly on price and, to a lesser degree, service. In contrast, we compete primarily for the higher-end, multi-ply and modified bitumen applications in the built-up and low-slope roofing industry. This specialty niche within the larger market tends to exhibit fewer commodity-market characteristics, with customers valuing the greater protection and longer life provided by these roofing systems, as well as ongoing maintenance, inspection and technical services. We are also very active in the growing market of sustainable roofing systems. Typical customers demanding higher-performance roofing systems include governmental facilities, universities, schools, hospitals, museums and certain manufacturing facilities. Our roofing systems are primarily marketed under our Tremco brand.

Construction Chemical Products

Flooring Systems Products. Polymer flooring systems are used in industrial, commercial and, to a lesser extent, residential applications to provide a smooth, seamless surface that is impervious to penetration by water and other substances while being easy to clean and maintain. These systems are particularly well-suited for clean environments such as pharmaceutical, food and beverage and healthcare facilities. In addition, the fast installation time and long-term durability of these systems and products make them ideal for industrial floor repair and restoration. Polymer flooring systems are based on epoxy, polyurethane and methylmethacrylate resins. Most of these flooring systems are applied during new construction, but there is also a significant repair and renovation market. Key performance attributes in polymer flooring systems that distinguish competitors for these applications include static control, chemical resistance, contamination control, durability and aesthetics. We market our flooring systems under the Stonhard, Flowcrete, Expanko, Fritztile, Hummervoll and API brand names.

FRP Grating and Structural Composites.     Fiberglass reinforced plastic grating, or FRP, is used primarily in industrial and, to a lesser extent, commercial applications. FRP grating exhibits many specialized features, which make it a beneficial alternative to traditional steel or aluminum grating. These include a high strength-to-weight ratio, high corrosion resistance, electrical and thermal non-conductivity, and molded-in color, which eliminates the need for repainting. FRP grating is used for platforms, walkways, stairs and structures for a variety of applications, including those in the food and beverage, chemical processing, water-wastewater, pulp and paper, and offshore oil and gas industries. Other structural composites include trench drains, channel drains, curbing and structural members. Key attributes that differentiate competitors in these markets include product quality, depth of product line, and design-and-fabrication services. Our products for these applications are sold under our Fibergrate, Chemgrate, Corgrate, Safe-T-Span, EnviroKerb, EnviroChannel, EnviroDeck and EnviroGrate brand names.

Sealants, Waterproofing, Concrete and Masonry Products.     Sealants, which are used primarily for commercial buildings, include urethane, silicone, latex, butyl and hybrid technology products, and are designed to be installed in construction joints for the purpose of providing an air and water-tight seal. Waterproof coatings, usually urethane based, are installed in exposed and buried applications to waterproof and protect concrete. Structural and traffic bearing membranes are used in a variety of applications for bridge deck construction and restoration and the protection and preservation of balconies, pedestrian walkways and parking structures. In the concrete and masonry additives market, a variety of chemicals and fibers can be added to concrete and masonry to improve the processability, performance, or appearance of these products. Chemical admixtures for concrete are typically grouped according to their functional characteristics, such as water-reducers, set controllers, superplasticizers and air-entraining agents. Curing and sealing compounds, structural grouts, epoxy adhesives, floor hardeners and toppings, joint fillers, industrial and architectural coatings, decorative color/stains/stamps, and a comprehensive selection of restoration materials are used to protect, repair or improve new or existing concrete structures used in the construction industry. The key attributes that differentiate competitors for these applications include quality assurance, on-the-job consultation and value-added, highly engineered products. We primarily offer products marketed under our Tremco, EUCO, Toxement, Viapol, CAVE, illbruck, Tamms, Republic, Vulkem, Dymeric, Increte, Tuff-N-Dri, Nufins, StructureCare, BridgeCare, Pitchmastic, Watchdog Waterproofing, PSI, Tuf-Strand and Enviro-Dri brand names for this line of business.

Intellectual Property

Our intellectual property portfolios include valuable patents, trade secrets and know-how, domain names, trademarks, trade and brand names. In addition, through our subsidiaries, we continue to conduct significant research and technology development activities. Among our most significant intangibles are our Rust-Oleum®, Carboline®, DAP®, illbruck® and Tremco® trademarks.

Rust-Oleum Brands Company and some of our other subsidiaries own more than 900 trademark registrations or applications in the United States and numerous other countries for the trademark “Rust-Oleum®” and other trademarks covering a variety of rust-preventative, decorative, general purpose, specialty, industrial and professional coatings sold by Rust-Oleum Corporation and related companies.

Carboline Company and some of our other subsidiaries own more than 300 other trademark registrations or applications in the United States and numerous other countries covering the products sold by the Carboline Company and related companies, including two United States trademark registrations for the trademark “Carboline®”.

DAP Brands Company and other subsidiaries of the Company own more than 425 trademark registrations or applications in the United States and numerous other countries for the “DAP®” trademark, the “Putty Knife design” trademark and other trademarks covering products sold under the DAP brand and related brands.

Tremco Incorporated and some of our other subsidiaries own more than 85 registrations for the trademark “Tremco®” in the United States and numerous countries covering a variety of roofing, sealants and coating products. There are also many other trademarks of Tremco Incorporated and some of our other subsidiaries that are the subject of registrations or applications in the United States and numerous other countries, bringing the total number of registrations and applications covering products sold under the Tremco brand and related brands to more than 700.

Our other principal product trademarks include: Alumanation®, B-I-N®, Bitumastic®, Bulls Eye 1-2-3®, Chemgrate®, Dri-Eaz, Dymeric®, EUCO®, ExoAir®, Flecto®, Fibergrate®, Floquil®, Geoflex®, illbruck®, Paraseal®, Permaroof®, Plasite®, Sanitile®, Spectrem®, Stonblend®, Stonclad®, Stonhard®, Stonlux®, Testors®, Varathane®, Vulkem®, Woolsey®, Zinsser® and Z-Spar®; and, in Europe, API, Perlifoc, Hummervoll, USL, Nufins, Pitchmastic, Visul, Flowcretetm, Nullifire®, Radglo® and Martin Mathystm. Our trademark registrations are valid for a variety of different terms of up to 20 years, and may be renewable as long as the trademarks continue to be used and all other local conditions for renewal are met. Our trademark registrations are maintained and renewed on a regular basis as required.

Raw Materials

The sources and availability of the raw materials we use in our business continue to be adequate to meet our current and projected needs. Over the past 12 months, in general we experienced steady raw material costs. Certain material costs experienced significant (and usually volatile) cost changes due to changes in global demand, unusually high planned and unplanned raw material production shutdowns, certain changes in global crop yields, certain changing feedstock costs, foreign exchange effects, supplier consolidation and related pricing discipline, and decreased natural gas costs relative to the cost of oil, which has caused cracking optimization and, therefore, a reduction in the supply of certain materials. On a long-term basis, we anticipate the costs of the raw materials we use will continue to be subject to upward pressure.

Seasonal Factors

Our business is dependent, to a significant extent, on external weather factors. We historically experience stronger sales and net income in our first, second and fourth fiscal quarters, which are the three month periods ending August 31, November 30 and May 31, respectively, while we have experienced weaker performance in our third fiscal quarter.

Customers

Ten large consumer segment customers, such as DIY home centers, on a combined basis represented approximately 24%, 22% and 22% of our total net sales for the fiscal years ended May 31, 2014, 2013 and 2012, respectively. Except for sales to these customers, our business is not dependent upon any one customer or small group of customers, but is largely dispersed over a substantial number of customers.

Backlog

We historically have not had a significant backlog of orders, and we did not have a significant backlog at May 31, 2014.

Research and Development

Our research and development work is performed at various laboratory locations. During fiscal years 2014, 2013 and 2012, we spent approximately $54.6 million, $49.3 million and $45.4 million, respectively, on research and development activities. In addition to this laboratory work, we view our field technical service as being integral to the success of our research activities. Our research and development activities and our field technical service costs are both included as part of our selling, general and administrative expenses.

Environmental Matters

We are subject to a broad range of laws and regulations dealing with environmental, health and safety issues for the various locations around the world in which we conduct our business. These laws and regulations include, but are not limited to, the following major areas:

•	the sale, export, generation, storage, handling, use and transportation of hazardous materials;

•	the emission and discharge of hazardous materials into the soil, water and air; and

•	the health and safety of our employees.

We are also required to obtain permits from various governmental authorities for certain operations. We cannot guarantee that our subsidiaries or their plants have been or will be at all times in complete compliance with all such laws, regulations and permits. If we, or any of our subsidiaries, violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. Persons who arrange for the disposal or treatment of hazardous substances also may be responsible for the cost of removal or remediation of these substances, even if such persons never owned or operated any disposal or treatment facility. Certain of our subsidiaries are involved in various environmental claims, proceedings and/or remedial activities relating to facilities currently or previously owned, operated or used by these subsidiaries, or their predecessors. In addition, we or our subsidiaries, together with other parties, have been designated as potentially responsible parties, or PRPs, under federal and state environmental laws for the remediation of hazardous waste at certain disposal sites. In addition to clean-up actions brought by federal, state and local agencies, plaintiffs could raise personal injury, natural resource damage or other private claims due to the presence of hazardous substances on a property. Environmental laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of hazardous substances.

We have incurred in the past, and will continue to incur in the future, costs to comply with environmental laws. Environmental laws and regulations are complex, change frequently and have tended to become increasingly stringent over time. In addition, the related costs may vary depending on the particular facts and development of new information. As a result, our operating expenses and continuing capital expenditures related to compliance with environmental laws may increase, and more stringent standards also may limit our operating flexibility. A significant increase in these costs and capital expenditures could adversely affect our business, results of operations, financial condition or cash flows. In addition, to the extent hazardous materials exist on or under our real property, the value and future use of that real property may be adversely affected. For more information concerning certain environmental matters affecting us, see “Item 3 — Legal Proceedings — Environmental Proceedings” in this Annual Report on Form 10-K.

Employees

As of May 31, 2014, we employed 10,848 persons, of whom 985 were represented by unions under contracts which expire at varying times in the future. We believe that all relations with employees and their unions are good.

Item 1A.    Risk Factors.

You should carefully consider the following risks, as well as the other information contained or incorporated by reference in this Annual Report on Form 10-K, in evaluating us, our business and your investment in us.

The SPHC and Bondex Chapter 11 proceedings involve various risks and uncertainties that could have a material effect on us.

We have entered into an agreement in principle with the official representatives of current and future claimants that would resolve all present and future asbestos personal injury claims related to Bondex and other related entities. The agreement contemplates the filing of a plan or plans of reorganization and related documents (the “Plan”) with the United States Bankruptcy Court in Delaware (the “Bankruptcy Court”). The Plan will be subject to approval of the claimants, as well as the Bankruptcy Court and U.S. District Court.

Under the terms of the agreement in principle, a trust or trusts (the “Trust”) will be established under Section 524(g) of the United States Bankruptcy Code for the benefit of current and future asbestos personal injury claimants. Upon effectiveness of the Plan (the “Effective Date”), the Trust will be funded with $450 million in cash and one or more promissory notes, bearing no interest and maturing on or before the fourth anniversary of the Effective Date. The Plan shall provide for the following contributions to the Trust:

•

On or before the second anniversary of the Effective Date, an additional $102.5 million in cash, RPM International stock or a combination thereof (at our discretion in this and all subsequent cases) will be deposited into the Trust;

•	On or before the third anniversary of the Effective Date, an additional $120 million in cash, RPM International stock or a combination thereof will be deposited into the Trust; and

•	On or before the fourth anniversary of the Effective Date, a final payment of $125 million in cash, RPM International stock or a combination thereof will be deposited into the Trust.

Of the first $450 million payment, $2.5 million relates to the resolution of all present and future asbestos personal injury claims related to NMBFil, Inc., an indirect subsidiary of RPM International, which is the subject of a separate settlement term sheet. A portion of the payments due under the promissory note(s) will be secured by a right to the equity of Bondex and related chapter 11 debtor entities. All present and future asbestos personal injury claims against Bondex and the other related entities would be channeled to and paid by the Trust.

The agreement in principle will automatically terminate if the Plan is not filed by October 31, 2014. Pursuant to the terms of the agreement, the Plan must be confirmed and effective no later than October 31, 2015, otherwise simple interest at the rate of 3.45% will begin to accrue on the aggregate funding amount of the trust through the effective date of the Plan.

There is no guaranty that the Plan will be filed or confirmed or of the timing of any such confirmation. If the Plan is not filed or if the Plan, or a substantially similar plan, is not confirmed, the interests of SPHC, Bondex and RPM International may be significantly and adversely affected, SPHC and Bondex will remain in chapter 11, the amount of the asbestos liabilities of SPHC and Bondex will remain unresolved and the terms, timing and impact of any plan of reorganization ultimately confirmed will be unknown. If the Plan is not confirmed, the amount of SPHC’s and Bondex’s asbestos personal injury liabilities will not be resolved and will continue to be subject to substantial dispute and uncertainty as the appeals process with respect to the estimation ruling will then move forward. If the Plan is not confirmed, the amount of the asbestos personal injury liabilities could ultimately be determined to be significantly different from the amount agreed to by the parties in the agreement. This difference could be material to our financial position, cash flows and results of operations. In the event the Plan is not confirmed it is unclear whether any channeling injunction entered in connection with a plan of reorganization will extend to all non-filing affiliates of the filing entities, including RPM International.

As a result of the chapter 11 filing, the filing entities are precluded from paying dividends to shareholders and making payments on any pre-bankruptcy filing accounts or notes payable that are due and owing to any other entity within the RPM group of companies (the “Pre-Petition Intercompany Payables”) and other pre-petition creditors during the pendency of the Chapter 11 proceedings, without the Bankruptcy Court’s approval. If the Plan is not confirmed, no assurances can be given that any of the Pre-Petition Intercompany Payables will be paid or otherwise satisfied in connection with the confirmation of an alternative plan of reorganization. As of May 30, 2010, the day prior to the Chapter 11 filing, SPHC and its subsidiaries had Pre-Petition Intercompany Payables of approximately $209.6 million and pre-petition intercompany receivables from other entities within the RPM group of companies (other than subsidiaries of SPHC) of approximately $87.3 million.

As previously disclosed, on May 20, 2013, the Bankruptcy Court for the District of Delaware issued an opinion estimating the current and future asbestos claims associated with Bondex and SPHC at approximately $1.17 billion. The estimation hearing represents one step in the legal process in helping to determine the amount of potential funding for a 524(g) asbestos trust. Bondex and SPHC firmly believe that the opinion substantially overstates the amount of their liability and is not supported by the facts or the law. Bondex and SPHC and we have filed appeals of the decision with the United States District Court for the District of Delaware and sought certification of the appeal directly to the United States Court of Appeals for the Third Circuit, but were denied. The appeals remain pending before the District Court. The asbestos claimants and the future claims representative have moved to dismiss the appeals, arguing that the estimation order is not a final, appealable order. Bondex, SPHC and we believe that the order is final and appealable, and that, even if it were not, the appeals should be treated as motions to appeal which should be granted. Assuming that the motion to dismiss the appeals is not granted, it is anticipated that the appeal process could take two to three years. We believe that the Bankruptcy Court’s estimation opinion, if not vacated on appeal, may increase the likelihood that claims may be asserted against RPM International alleging that we are liable for the asbestos liabilities of the filing entities. We expect that these appeals will be stayed pending confirmation of the Plan.

As previously disclosed, at a hearing held on November 13, 2013, the Bankruptcy Court granted the motion of the Official Committee of Asbestos Personal Injury Claimants and the Future Claimants’ Representative (collectively the “ACC/FCR”) for standing to pursue the SPHC estate claims against us, certain of our directors and executive officers, and third party advisors. We anticipated that the ACC/FCR might be permitted to pursue claims on behalf of the SPHC and Bondex estates against us. We believe that the alleged SPHC estate claims are without merit and, if such claims are made, intend to contest them vigorously, but if the ACC/FCR are successful in any such effort, it may increase the amount that RPM International may need to contribute to any 524(g) trust. The ACC/FCR have agreed not to proceed with any such claims unless the Plan is not confirmed.

There is also a possibility that the Bankruptcy Court could lift the injunction precluding litigation of asbestos claims against us and permitting such claims against us in the tort system. Although we believe we have no responsibility for asbestos liabilities of the filing entities, we cannot assure you that the resolution of such claims, or the perception that RPM International may have a risk of exposure to liability for the asbestos-related liabilities of the filing entities, will not have a material adverse effect on our financial condition, results of operations or the market price of our securities.

Failure to prepare and timely file our periodic reports with the Securities and Exchange Commission (the “SEC”) may adversely affect our access to the capital markets and could result in default under our credit agreement and indentures.

We have filed a Notification of Late Filing on Form 12b-25 with respect to our Annual Report on Form 10-K (“Form 10-K”) for the period ended May 31, 2014, which provides us with a 15-day extension until August 14, 2014 to file our Form 10-K. If we are unable to file our Form 10-K by that extended deadline, we will not be current in our reporting requirements with the SEC and, as a result, will not be able to use our shelf registration statement on Form S-3 (“Form S-3”) until twelve months after we regain timely compliance with our reporting requirements. If we are unable to use our Form S-3, we may not be able to access the public markets to raise debt or equity capital in a timely fashion. This limitation could adversely affect our ability to pursue transactions or implement business strategies that might otherwise be beneficial to our business. Additionally, failure to file our Form 10-K by the extended deadline would be a breach of certain of our indentures and could result in a default thereunder, and failure to file our Form 10-K within 90 days of the end of our fiscal year would be a default under the terms of our credit agreement. Any such defaults under our credit agreement or indentures could result in the acceleration of our obligations thereunder and have a material adverse effect on our financial condition.

We are the subject of an ongoing SEC investigation, which could divert management’s focus, result in substantial investigation expenses and have an adverse impact on our reputation and financial condition and results of operations.

We were notified by the SEC on June 24, 2014 that we are the subject of a formal investigation pertaining to the timing of our disclosure and accrual of loss reserves in fiscal 2013 with respect to the previously disclosed General Services Administration (“GSA”) and Department of Justice investigation into compliance issues relating to Tremco Roofing Division’s GSA contracts. We accrued $68.8 million for a settlement with the GSA during the third quarter of fiscal 2013, which was revised to $65.1 million during the fourth quarter of fiscal 2013, and the investigation was ultimately resolved with a payment to the GSA of $61.9 million in the first quarter of fiscal 2014. We are cooperating with the SEC in its ongoing investigation. The Audit Committee of our Board of Directors (the “Audit Committee”), with the assistance of independent advisors, is also conducting an investigation into these matters.

We have incurred significant legal and accounting expenditures in connection with the SEC’s and the Audit Committee’s investigation. We are unable to predict how long the SEC’s investigation will continue or whether, at the conclusion of its investigation, the SEC will seek to impose fines or take other actions against us. A protracted investigation could impose substantial additional costs and distractions, regardless of its outcome. Furthermore, publicity surrounding the foregoing or any enforcement action as a result of the SEC’s investigation, even if ultimately resolved favorably for us, could have an adverse impact on our reputation, business, financial condition, results of operations or cash flows.

Our operations have been adversely affected by global market and economic conditions.

Global economic uncertainty continues to exist. Our operations could be adversely affected by global economic conditions if global markets were to decline in the future. Any future economic declines may result in decreased revenue, gross margin, earnings or growth rates and difficulty in managing inventory levels and collection of customer receivables. We also have experienced, and expect to continue to experience, increased competitive pricing pressure. In addition, customer difficulties in the future could result in decreases in product demand, increases in bad debt write-offs, decreases in timely collection of accounts receivable and adjustments to our allowance for doubtful accounts receivable.

Global economic and capital market conditions may cause our access to capital to be more difficult in the future and/or costs to secure such capital more expensive.

We may need new or additional financing in the future to provide liquidity to conduct our operations, expand our business or refinance existing indebtedness. Any sustained weakness in general economic conditions and/or U.S. or global capital markets could adversely affect our ability to raise capital on favorable terms or at all. From time to time we have relied, and we may also rely in the future, on access to financial markets as a source of liquidity for working capital requirements, acquisitions and general corporate purposes. Our access to funds under our credit facility is dependent on the ability of the financial institutions that are parties to that facility to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our credit facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others. Longer term volatility and continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect our access to the liquidity needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged.

Volatility in the equity markets or interest rates could substantially increase our pension costs and required pension contributions.

We sponsor qualified defined benefit pension plans and various other nonqualified postretirement plans. The qualified defined benefit pension plans are funded with trust assets invested in a diversified portfolio of debt and equity securities and other investments. Among other factors, changes in interest rates, investment returns and the market value of plan assets can (i) affect the level of plan funding; (ii) cause volatility in the net periodic pension cost; and (iii) increase our future contribution requirements. A significant decrease in investment returns or the market value of plan assets or a significant decrease in interest rates could increase our net periodic pension costs and adversely affect our results of operations. A significant increase in our contribution requirements with respect to our qualified defined benefit pension plans could have an adverse impact on our cash flow.

The results of our annual testing of goodwill and other intangible assets have required, and in the future may require that we incur non-cash impairment charges.

As of May 31, 2014, we had approximately $1.6 billion in goodwill and other intangible assets. The Accounting Standards Codification (“ASC”) section 350 requires that goodwill be tested at least on an annual basis, or more frequently as impairment indicators arise, using either a qualitative assessment or a fair-value approach at the reporting unit level. We perform our annual required impairment tests, which involve the use of estimates related to the fair market values of the reporting units with which goodwill is associated, as of the first day of our fourth fiscal quarter. The evaluation of our long-lived assets for impairment includes determining whether indicators of impairment exist, which is a subjective process that takes into account both internal and external factors. Impairment assessment requires the use of significant judgment with regard to estimates and assumptions surrounding future results of operations and cash flows. For the fiscal years ended May 31, 2014, 2013 and 2012, our impairment testing did not result in any impairment loss. In the future, if global economic conditions were to decline significantly, or if our reporting units experienced significant declines in business, we may incur substantial non-cash goodwill and other intangible asset impairment charges. The amount of any such impairment charge could have a material adverse effect on our results of operations.

Our significant amount of indebtedness could have a material adverse impact on our business.

Our total debt levels remained flat at approximately $1.4 billion for May 31, 2014 and May 31, 2013, which compares with $1.4 billion in stockholders’ equity at May 31, 2014. Our level of indebtedness could have important consequences. For example, it could:

•

require us to dedicate a material portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the cash flow available to fund working capital, capital expenditures, acquisitions, dividend payments, stock repurchases or other general corporate requirements;

•	result in a downgrade of our credit rating, which would increase our borrowing costs, adversely affect our financial results, and make it more difficult for us to raise capital;

•	restrict our operational flexibility and reduce our ability to conduct certain transactions, since our credit facility contains certain restrictive financial and operating covenants;

•	limit our flexibility to adjust to changing business and market conditions, which would make us more vulnerable to a downturn in general economic conditions; and

•	have a material adverse effect on our short-term liquidity if large debt maturities occur in close succession.

We cannot assure you that our business always will be able to make timely or sufficient payments of our debt. Should we fail to comply with covenants in our debt instruments, such failure could result in an event of default which, if not cured or waived, would have a material adverse effect on us.

Fluctuations in the supply and prices of raw materials may negatively impact our financial results.

We obtain the raw materials needed to manufacture our products from a number of suppliers. Many of our raw materials are petroleum-based derivatives, minerals and metals. Under normal market conditions, these materials are generally available on the open market and from a variety of producers. From time to time, however, the prices and availability of these raw materials fluctuate, which could impair our ability to procure necessary materials or increase the cost of manufacturing our products. The costs of the raw materials we use are under generally upward pressure due to escalating energy and related feedstock costs, increased levels of global demand, improved levels of supplier pricing discipline and declines in the value of the U.S. dollar. If the prices of raw materials continue to increase and we are unable to pass these increases on to our customers, we could experience reduced gross profit margins.

The markets in which we operate are highly competitive and some of our competitors are much larger than we are and may have greater financial resources than we do.

The markets in which we operate are fragmented, and we do not face competition from any one company across all of our product lines. However, any significant increase in competition, as a result of the consolidation of competitors or otherwise, may cause us to lose market share or compel us to reduce prices to remain competitive, which could result in reduced gross profit margins. Increased competition may also impair our ability to grow or to maintain our current levels of revenues and earnings. Companies that compete in our markets include Akzo Nobel, Ferro, H.B. Fuller, Masco, PPG, Sherwin-Williams and Valspar. Several of these companies are much larger than we are and may have greater financial resources than we do. Increased competition with these companies could prevent the institution of price increases or could require price reductions or increased spending to maintain our market share, any of which could adversely affect our results of operations.

Our success depends upon our ability to attract and retain key employees and the succession of senior management.

Our success largely depends on the performance of our management team and other key employees. If we are unable to attract and retain talented, highly qualified senior management and other key people, our business, results of operations, cash flows and financial condition could be adversely affected. In addition, if we are unable to effectively provide for the succession of senior management, including our Chief Executive Officer, our business, results of operations, cash flows and financial condition may be adversely affected. While we follow a disciplined, ongoing succession planning process and have succession plans in place for senior management and other key executives, these do not guarantee that the services of qualified senior executives will continue to be available to us at particular moments in time.

We depend on a number of large customers for a significant portion of our net sales and, therefore, significant declines in the level of purchases by any of these key customers could harm our business.

Some of our operating companies, particularly in the consumer segment, face a substantial amount of customer concentration. Our key consumer segment customers include Ace Hardware, Cotter & Company, Do It Best, The Home Depot, Lowe’s, Menards, Orgill, Rona, Wal-Mart and W.W. Grainger. Sales to our ten largest consumer segment customers accounted for approximately 24%, 22% and 22% of our total net sales for the fiscal years ended May 31, 2014, 2013 and 2012, respectively, and 64%, 63% and 67%, respectively, of the consumer segment’s net sales for those same fiscal years. Sales to the Home Depot represented less than 10% of our consolidated net sales for fiscal 2012 and 2013; 11% of our consolidated net sales for fiscal 2014; and 29%, 28% and 28% of our consumer segment net sales for fiscal 2014, 2013 and 2012, respectively. If we were to lose one or more of our key customers, or experience a delay or cancellation of a significant order, or incur a significant decrease in the level of purchases from any of our key customers, or experience difficulty in collecting amounts due from a key customer, our net revenues could decline and our operating results could be reduced materially.

Many of our customers operate in cyclical industries, and downward economic cycles may have a material adverse effect on our business.

Many of our customers, across both reportable segments, are in businesses and industries that are cyclical in nature and sensitive to changes in general economic conditions, interest rates, construction activity, and other factors, including changes in consumer spending and preferences. As a result, the demand for our products by these customers depends, in part, upon general economic conditions. Downward economic cycles affecting the markets of our customers may reduce the sales of our products resulting in material reductions to our revenues and net earnings.

A loss in the actual or perceived value of our brands could limit or reduce the demand for our products.

Our family of products includes a number of well-known brand names that are used in a variety of construction, industrial maintenance, consumer DIY and professional applications. We believe that continuing to maintain the strength of our brands is critical to increasing demand for our products and maintaining their widespread acceptance among our customers. The reputations of our branded products depend on numerous factors, including the successful advertising and marketing of our brand names, consumer acceptance, the availability of similar products from our competitors, and our ability to maintain our products’ quality and technological advantages. A loss in the actual or perceived value of our brands could limit or reduce the demand for our products.

Our business and financial condition could be adversely affected if we are unable to protect our material trademarks and other proprietary information.

We have numerous valuable patents, trade secrets and know-how, domain names, trademarks and trade names, including certain marks that are significant to our business, which are identified under Item 1 of this Annual Report on Form 10-K. Despite our efforts to protect our trademarks and other proprietary rights from unauthorized use or disclosure, other parties, including our former employees or consultants, may attempt to disclose, obtain or use our proprietary information or marks without our authorization. Unauthorized use of our trademarks, or unauthorized use or disclosure of our other intellectual property, could negatively impact our business and financial condition.

The chemical and construction products industries in which we operate expose us to inherent risks of legal and warranty claims and other litigation-related costs, which could adversely impact our business.

As a participant in the chemical and construction products industries, we face an inherent risk of exposure to legal claims in the event that the failure, use or misuse of our products results, or is alleged to result, in bodily injury and/or property damage. In the course of our business we are subject to a variety of inquiries and investigations by regulators, as well as claims and lawsuits by private parties including those related to product liability, asbestos, product warranty, environmental, contracts, intellectual property and commercial matters, which due to their uncertain nature may result in losses, some of which may be material. Many of our industrial segment products are used in industrial, commercial or institutional building construction projects. In some instances, our companies offer extended term warranties and as a result, from time to time we may experience higher levels of warranty expense, which is typically reflected in selling, general and administrative expenses. The nature and extent to which we use hazardous or flammable materials in our manufacturing processes creates risk of damage to persons and property that, if realized, could be material.

Compliance with environmental laws and regulations could subject us to unforeseen future expenditures or liabilities, which could have a material adverse impact on our business.

We are subject to numerous environmental laws and regulations in the U.S., Canada and other countries where we conduct business. Governmental and regulatory authorities impose various laws and regulations on us that relate to environmental protection, the sale and export of certain chemicals or hazardous materials, and various health and safety matters, including the discharge of pollutants into the air and water, the handling, use, treatment, storage and clean-up of solid and hazardous wastes, the use of certain chemicals in product formulations, and the investigation and remediation of soil and groundwater affected by hazardous substances. These laws and regulations include the Clean Air Act, the Clean Water Act, RCRA, CERCLA, TSCA, and various other federal, state, provincial, local and international statutes. In addition, these laws and regulations often impose strict, retroactive and joint and several liability for the costs of, and damages resulting from, cleaning up our or our predecessors’ past or present facilities and third party disposal sites. We are currently undertaking remedial activities at a number of facilities and properties and have received notices under the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) or analogous state laws of liability or potential liability in connection with the disposal of material from our current or former operations. Further, we also could be subject to future liability resulting from conditions that are currently unknown to us that could be discovered in the future.

The environmental laws under which we operate are numerous, complicated and often increasingly stringent, and may be applied retroactively. As a result, we have not always been and may not always be in full compliance with all environmental, health and safety laws and regulations in every jurisdiction in which we conduct our business. In addition, if we violate or fail to comply with environmental laws, we could be fined or otherwise sanctioned by regulators. We also could be liable for consequences arising out of human exposure to hazardous substances relating to our products or operations. Accordingly, we cannot guarantee that we will not be required to make additional expenditures to remain in or to achieve compliance with environmental laws in the future or that any such additional expenditures will not have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our businesses are subject to extensive environmental, health and safety laws and regulations that may restrict or adversely impact our ability to conduct our business.

Our businesses are dependent on the issuance of operating permits and registrations required from government agencies. In connection with the performance of certain activities, our businesses are required to seek permission from agencies in the states, provinces, and countries in which they operate. If regulatory permits or registrations are delayed, restricted, or rejected, subsequent operations at our businesses could be delayed or restricted, which could have an adverse effect on our results of operations.

We expect that the environmental, health and safety laws and regulations applicable to our business will continue to become more stringent in the future which may result in increased costs to us for compliance therewith. Further, failure to comply with applicable environmental, health and safety laws and regulations or permit requirements could result in substantial civil or criminal fines and penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations, remedial or corrective measures, installations of pollution control equipment, or other actions. This could have a material adverse effect on our business, financial condition and operating results.

Our businesses are subject to varying domestic and foreign laws and regulations that may restrict or adversely impact our ability to conduct our business.

Our businesses are subject to varying domestic and foreign laws and regulations that may restrict or adversely impact our ability to conduct our business. These include securities, environmental, tax, competition and anti-trust, trade controls, data security, employment and privacy laws and regulations. These laws and regulations change from time to time and thus may result in increased costs to us related to our compliance therewith. From time to time regulators review our compliance with applicable laws. Enforcement actions, fines and private litigation claims and damages may result, notwithstanding our belief that we have in place appropriate risk management and compliance programs to mitigate these risks.

If our efforts in acquiring and integrating other companies or product lines or establishing joint ventures fail, our business may not grow.

As part of our growth strategy, we intend to continue pursuing acquisitions of complementary businesses or products and creating joint ventures. Our ability to continue to grow in this manner depends upon our ability to identify, negotiate and finance suitable acquisitions or joint venture arrangements. In addition, acquisitions and their subsequent integration involve a number of risks, including, but not limited to:

•	inaccurate assessments of disclosed liabilities and the potentially adverse effects of undisclosed liabilities;

•	unforeseen difficulties in assimilating acquired companies, their products, and their culture into our existing business;

•	unforeseen delays in realizing the benefits from acquired companies or product lines, including projected efficiencies, cost savings, revenue synergies and profit margins;

•	unforeseen diversion of our management’s time and attention from other business matters;

•	unforeseen difficulties resulting from insufficient prior experience in any new markets we may enter;

•	unforeseen difficulties in retaining key employees and customers of acquired businesses; and

•

increases in our indebtedness and contingent liabilities, which could in turn restrict our ability to raise additional capital when needed or to pursue other important elements of our business strategy.

Execution of our acquisition strategy with respect to some companies or product lines could fail or could result in unanticipated costs to us that were not apparent despite our due diligence efforts, either of which could hinder our growth or adversely impact our results of operations.

Our credit facility contains restrictions on certain mergers and asset dispositions.

We derive a significant amount of our revenues from foreign markets, which subjects us to additional business risks that could adversely affect our results of operations.

Our foreign manufacturing operations accounted for approximately 41% of our net trade sales for the fiscal year ended May 31, 2014, not including exports directly from the U.S. which accounted for approximately 2% of our net trade sales for fiscal 2014. We plan to continue to grow our international operations and the growth and maintenance of such operations could be adversely affected by changes in political and economic conditions, inflation rates, trade protection measures, restrictions on foreign investments and repatriation of earnings, changing intellectual property rights, difficulties in staffing and managing foreign operations and changes in regulatory requirements that restrict the sales of our products or increase our costs. Also, changes in exchange rates between the U.S. dollar and other currencies could potentially result in material volatility in our costs and earnings and may also adversely affect the carrying values of our assets located outside the U.S.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws of other countries.

The U.S. Foreign Corrupt Practices Act (‘‘FCPA’’) and similar anti-bribery laws of other countries generally prohibit companies and their intermediaries from making improper payments to governmental officials or others for the purpose of obtaining or retaining business or for other unfair advantage. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Although we have internal controls and procedures designed to ensure compliance with these laws, there can be no assurance that our controls and procedures will prevent a violation of these laws. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations, financial condition, and cash flows.

Our operations are subject to the effect of global tax law changes, some of which have been, and may be in the future, retroactive in application.

Our operations are subject to various federal, state, local and foreign tax laws and regulations which govern, among other things, taxes on worldwide income. Any potential tax law changes may, for example, increase applicable tax rates, have retroactive application, or impose stricter compliance requirements in the jurisdictions in which we operate, which could reduce our consolidated net earnings.

In response to, for instance, the recent economic crisis and the recent recession, governments may revise tax laws, regulations or official interpretations in ways that could have a significant impact on us, including modifications that could, for example, reduce the profits that we can effectively realize from our non-U.S. operations, or that could require costly changes to those operations, or the way in which they are structured. If changes in tax laws, regulations or interpretations were to significantly increase the tax rates on non-U.S. income, our effective tax rate could increase, our profits could be reduced, and if such increases were a result of our status as a U.S. company, could place us at a disadvantage to our non-U.S. competitors if those competitors remain subject to lower local tax rates.

Further, legislative and regulatory action may be taken in the U.S. which, if ultimately enacted, could subject us to increased taxes which could adversely affect our effective tax rate.

We cannot predict the outcome or timing of any specific legislative, regulatory or other tax proposals or changes.

We could be adversely affected by failure to comply with federal, state and local government procurement regulations and requirements.

We have contracts with federal, state and local governmental entities, and are required to comply with specific procurement regulations and other requirements relating to those contracts. We also enter into subcontracts with other federal, state, or local prime contractors. Further, we may serve as a supplier to an entity that is a federal, state, or local prime or subcontractor. Requirements in our contracts and those requirements flowed down to us in our capacity as a subcontractor or supplier, although customary in government contracts, may impact our performance and compliance costs. Failure to comply with these regulations and requirements or to make required disclosures under contract could result in reductions of the value of contracts, contract modifications or termination for cause, adverse past performance ratings, actions under a federal or state false claims statute, suspension or debarment from government contracting or subcontracting for a period of time and the assessment of penalties and fines, any of which could negatively impact our results of operations and financial condition and could have a negative impact on our reputation and ability to procure other government contracts in the future.

Terrorist activities and other acts of violence or war, natural disasters and other disruptions have negatively impacted in the past and could negatively impact in the future the U.S. and foreign countries, the financial markets, the industries in which we compete, our operations and profitability.

Terrorist activities and natural disasters have contributed to economic instability in the U.S. and elsewhere, and further acts of terrorism, violence, war or natural disasters could affect the industries in which we compete, our ability to purchase raw materials, our results of operations and financial condition. In addition, terrorist activities and natural disasters may directly impact our physical facilities or those of our suppliers or customers, which could impact our sales, our production capability and our ability to deliver products to our customers. Disruptions could also occur due to cyber-attacks, computer or equipment malfunction (accidental or intentional), operator error or process failures. Any disruption of our ability to produce or distribute our products could result in a material decrease in our revenues or significant additional costs to replace, repair or insure our assets, which could have a material adverse impact on our financial condition and results of operations.

Data privacy and data security considerations could impact the Company’s business.

The interpretation and application of consumer and data protection laws in the U.S., Europe and elsewhere are uncertain and evolving. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. Complying with these various laws is difficult and could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

Despite our efforts to protect sensitive information and confidential and personal data and comply with and implement data security measures, our facilities and systems may be vulnerable to security breaches, including cyber-attacks. This could lead to negative publicity, legal claims, theft, modification or destruction of proprietary information or key information, manufacture of defective products, production downtimes, operational disruptions and other significant costs, which could adversely affect our reputation, financial condition and results of operations.

Although we have insurance, it may not cover every potential risk associated with our operations.

Although we maintain insurance of various types to cover many of the risks and hazards that apply to our operations, our insurance may not cover every potential risk associated with our operations. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on our financial condition and results of operations. Moreover, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable.

Adverse weather conditions may reduce the demand for some of our products and could have a negative effect on our sales.

From time to time, adverse weather conditions in certain parts of the U.S. and other countries in which we do business have had an adverse effect on our sales of paint, coatings, roofing, construction products and related products. For example, unusually cold and rainy weather, especially during the general construction and exterior painting season, could have an adverse effect on sales of such products. As a result, we have historically experienced weaker sales and net income in our third fiscal quarter (December through February) in comparison to our performance during our other fiscal quarters.

Item 1B.     Unresolved Staff Comments.

Not Applicable.

Item 2.     Properties.

Our corporate headquarters and a plant and offices for one subsidiary are located on a 119-acre site, which we own in Medina, Ohio. As of May 31, 2014, our operations occupied a total of approximately 12.3 million square feet, with the majority, approximately 10.4 million square feet, devoted to manufacturing, assembly and storage. Of the approximately 12.3 million square feet occupied, approximately 5.8 million square feet are owned and approximately 6.5 million square feet are occupied under operating leases.

Set forth below is a description, as of May 31, 2014, of our principal facilities which we believe are material to our operations:

Location	Business/Segment	Approximate Square Feet Of Floor Space	Leased or Owned
Capacava, Brazil	Euclid (Industrial)	325,000	Owned
Pleasant Prairie, Wisconsin	Rust-Oleum (Consumer)	303,200	Owned
Toronto, Ontario, Canada	Tremco (Industrial)	207,160	Owned
LaFayette, Georgia	Euclid (Industrial)	201,109	Owned
Dayton, Nevada	Carboline (Industrial)	184,533	Owned
Newark, New Jersey	Rust-Oleum (Consumer)	182,418	Owned
Cleveland, Ohio	Euclid Chemical (Industrial)	178,838	Owned
Cleveland, Ohio	Tremco (Industrial)	160,300	Owned
Bodenwoehr, Germany	illbruck (Industrial)	151,171	Owned
Baltimore, Maryland	DAP (Consumer)	144,200	Owned
Hagerstown, Maryland	Rust-Oleum (Consumer)	143,000	Owned
Arkel, Netherlands	illbruck (Industrial)	140,067	Owned
Tipp City, Ohio	DAP (Consumer)	140,000	Owned
Zelem, Belgium	Rust-Oleum (Consumer)	136,150	Owned
Attelboro, Massachusetts	Rust-Oleum (Consumer)	133,650	Owned
Lake Charles, Louisiana	Carboline (Industrial)	114,287	Owned
Lesage, West Virginia	Rust-Oleum (Consumer)	112,000	Owned
Somerset, New Jersey	Rust-Oleum (Consumer)	110,000	Owned
Wigan, Lanc, United Kingdom	Tremco (Industrial)	106,020	Owned
Maple Shade, New Jersey	Stonhard (Industrial)	77,500	Owned
Dallas, Texas	DAP (Consumer)	74,000	Owned
Martinsburg, West Virginia	Rust-Oleum (Consumer)	624,096	Leased
Kenosha, Wisconsin	Rust-Oleum (Consumer)	600,000	Leased
Vaughan, Ontario, Canada	Rust-Oleum (Consumer)	213,847	Leased
Paterson, New Jersey	RPM2-Consumer (Consumer)	185,947	Leased
Baltimore, Maryland	DAP (Consumer)	168,555	Leased
Williamsport, Maryland	Rust-Oleum (Consumer)	162,058	Leased
Burlington, Washington	RPM2-Industrial (Industrial)	113,875	Leased

We lease certain of our properties under long-term leases. Some of these leases provide for increased rent based on an increase in the cost-of-living index. Under many of our leases, we are obligated to pay certain varying insurance costs, utilities, real property taxes and other costs and expenses.

We believe that our manufacturing plants and office facilities are well maintained and suitable for our operations.

Item 3.    Legal Proceedings.

Asbestos Litigation and the Bankruptcy Filings by SPHC and Bondex

On May 31, 2010, Bondex and its parent, SPHC, filed voluntary petitions in the Bankruptcy Court to reorganize under chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”). SPHC is the parent company of Bondex and also serves as the parent company for various operating companies that are not part of the reorganization filing, including Chemical Specialties Manufacturing Corp., Day-Glo Color Corp., Dryvit Systems, Inc. through Dryvit Holdings, Inc., Guardian Protection Products Inc., Kop-Coat Inc., TCI, Inc. and RPM Wood Finishes Group, Inc. (collectively with SPHC and Bondex, the “Deconsolidated Group”). SPHC and Bondex (the “filing entities”) took this action as a means to permanently and comprehensively resolve all pending and future asbestos-related liability claims associated with Bondex and SPHC. As a result of the filing, all litigation related to Bondex and SPHC asbestos personal injury claims has been stayed. The chapter 11 proceedings are intended to enable the filing entities to establish a section 524(g) trust accompanied by a court order that will direct all existing and future SPHC-related and Bondex-related claims to such trust, which will then compensate only meritorious claims at appropriate values. See Item 1A — “Risk Factors” for further information concerning the effects of the chapter 11 proceedings and an agreement in principle that recently was entered into that would resolve such claims.

In accordance with generally accepted accounting principles, when a subsidiary whose financial statements were previously consolidated with those of its parent (as SPHC’s were with ours) becomes subject to the control of a government, court, administrator or regulator (including filing for protection under the Bankruptcy Code), whether solvent or insolvent, deconsolidation of that subsidiary is generally required. Our investment in SPHC is recorded under the cost method effective May 31, 2010. The cost method requires us to present the net assets of SPHC at May 31, 2010, as an investment and not recognize any income or loss from SPHC in our results of operations during the reorganization period. Our net investment in SPHC is carried at a zero value. When SPHC emerges from the jurisdiction of the Bankruptcy Court, the subsequent accounting will be determined based upon the applicable circumstances and facts at such time, including the terms of any plan of reorganization.

Environmental Proceedings

As previously reported, several of our subsidiaries are, from time to time, identified as a “potentially responsible party” under the federal Comprehensive Environmental Response, Compensation and Liability Act and similar local environmental statutes. In some cases, our subsidiaries are participating in the cost of certain clean-up efforts or other remedial actions. Our share of such costs to date, however, has not been material and management believes that these environmental proceedings will not have a material adverse effect on our consolidated financial condition or results of operations. See “Item 1 — Business — Environmental Matters,” in this Annual Report on Form 10-K.

Item 4.    Mine Safety Disclosures

Not applicable.

Item 4A.    Executive Officers of the Registrant*.

The name, age and positions of each of our Executive Officers as of July 28, 2014 are as follows:

Name	Age	Position and Offices Held
Frank C. Sullivan	53	Chairman and Chief Executive Officer
Ronald A. Rice	51	President and Chief Operating Officer
Russell L. Gordon	48	Vice President and Chief Financial Officer
Edward W. Moore	57	Senior Vice President, General Counsel and Chief Compliance Officer
Matthew T. Ratajczak	46	Vice President – Global Tax and Treasurer
Barry M. Slifstein	54	Vice President – Investor Relations and Planning
Keith R. Smiley	52	Vice President – Finance and Controller

*	Included pursuant to Instruction 3 to Item 401(b) of Regulation S-K.

Frank C. Sullivan was elected Chairman of the Board in 2008 and Chief Executive Officer in 2002. From 1999 to 2008, Mr. Sullivan served as our President, and was Chief Operating Officer from 2001 to 2002. From 1995 to 1999, Mr. Sullivan served as Executive Vice President, and was Chief Financial Officer from 1993 to 1999. Mr. Sullivan served as a Vice President from 1991 to 1995. Prior thereto, he served as our Director of Corporate Development from 1989 to 1991. Mr. Sullivan served as Regional Sales Manager from 1987 to 1989 of AGR Company, an Ohio General Partnership formerly owned by us. Prior thereto, Mr. Sullivan was employed by First Union National Bank from 1985 to 1987 and Harris Bank from 1983 to 1985. Mr. Sullivan is the son of Thomas C. Sullivan, Chairman Emeritus of our Board of Directors.

Ronald A. Rice was elected President in 2008 and Chief Operating Officer in 2006. Mr. Rice served as Executive Vice President from 2006 to 2008, and was Senior Vice President — Administration from 2002 to 2006. From 2001 to 2002, he served as Vice President — Administration. From 1999 to 2001, Mr. Rice served as our Vice President — Risk Management and Benefits. From 1997 to 1999, he served as Director of Risk Management and Employee Benefits, and from 1995 to 1997 he served as Director of Benefits. From 1985 to 1995, Mr. Rice served in various capacities with the Wyatt Company, most recently serving as an Account Manager from 1992 to 1995.

Russell L. Gordon was elected Vice President and Chief Financial Officer in 2012. Prior to that time, Mr. Gordon was the Company’s Vice President — Corporate Planning from 2007 to 2012. Mr. Gordon joined the Company as Director of Corporate Development in 1995. Prior to joining the Company, Mr. Gordon held various financial positions in corporate treasury and control as well as in the Specialty Chemicals Division of Goodrich Corporation. He previously was an industrial engineer at VLSI Technology Inc.

Edward W. Moore was elected Senior Vice President, General Counsel, Chief Compliance Officer and Secretary in 2013. He had been the Company’s Vice President, General Counsel and Secretary since 2007, adding the title of Chief Compliance Officer in 2011. From 1982 to 1989, Mr. Moore was an associate attorney, and from 1990 to 2006, a partner at Calfee, Halter & Griswold LLP. While at Calfee, Mr. Moore served in various capacities, including as a member of the Executive Committee, Chair of the Associates Committee, and Co-Chair of the Securities and Capital Markets Group.

Matthew T. Ratajczak was elected Vice President — Global Tax and Treasurer in 2012. Mr. Ratajczak joined the Company as director of taxes in 2004 and was elected Vice President — Global Taxes in 2005. Prior to joining the Company, he was Director of Global Tax for Noveon, Inc., a specialty chemicals company, and began his career with Ernst & Young LLP.

Barry M. Slifstein was elected Vice President — Investor Relations and Planning in 2012. Mr. Slifstein was Vice President and Controller from 2008 to 2012. Previously, Mr. Slifstein was Vice President of Finance, Chief Financial Officer and Treasurer of our DAP Products Inc. operating group, where he was employed from 1999 to

2008. Mr. Slifstein was Finance Director of Alpharma USPD Inc., a global specialty pharmaceutical company from 1998 to 1999, and Corporate Controller for Luitpold Pharmaceuticals Inc., a manufacturer and distributor of various drugs and medical devices from 1995 to 1998.

Keith R. Smiley was elected Vice President — Finance and Controller in 2012. Prior to that time, Mr. Smiley was the Company’s Vice President — Treasurer and Assistant Secretary since 1999, and served as Treasurer of the Company since 1997. From 1993 to 1997, Mr. Smiley was the Company’s Controller. Prior to joining the Company, he was associated with Ciulla, Smith and Dale, LLP., an accounting firm.

PART II

Item 5.    Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Shares of our common stock are traded on the New York Stock Exchange under the symbol RPM. The high and low sales prices for the shares of common stock, and the cash dividends paid on the common stock, for each quarter of the two most recent fiscal years are set forth in the table below.

Range of Sales Prices and Dividends Paid
Fiscal 2014	High	Low	Dividends Paid Per Share
First Quarter	$36.39	$30.85	$0.225
Second Quarter	$40.25	$33.37	$0.240
Third Quarter	$43.86	$37.57	$0.240
Fourth Quarter	$45.47	$40.22	$0.240
Fiscal 2013	High	Low	Dividends Paid Per Share
First Quarter	$28.19	$24.77	$0.215
Second Quarter	$29.47	$25.53	$0.225
Third Quarter	$31.99	$28.17	$0.225
Fourth Quarter	$34.16	$29.49	$0.225

Source: New York Stock Exchange

Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.

The number of holders of record of our common stock as of July 11, 2014 was approximately 24,046, in addition to 96,197 beneficial holders.

The following table presents information about repurchases of RPM International Inc. Common Stock made by us during the fourth quarter of fiscal 2014:

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
March 1, 2014 through March 31, 2014	—	$—	—	—
April 1, 2014 through April 30, 2014	30,976	$41.34	—	—
May 1, 2014 through May 31, 2014	45,102	$43.04	—	—

Total—Fourth Quarter	76,078	$42.35	—	—

(1)	All of the shares of common stock reported as purchased are attributable to shares of common stock that were disposed of back to us in satisfaction of tax obligations related to the vesting of restricted stock which was granted under RPM International Inc.’s Amended and Restated 2004 Omnibus Equity and Incentive Plan, the 1997 Restricted Stock Plan and the 2007 Restricted Stock Plan.

Item 6.    Selected Financial Data.

The following table sets forth our selected consolidated financial data for each of the five years during the period ended May 31, 2014.

	Fiscal Years Ended May 31,
	2014	2013	2012	2011	2010
	(Amounts in thousands, except per share and percentage data)
Net sales	$4,376,353	$4,078,655	$3,777,416	$3,381,841	$3,412,716
Income before income taxes	424,487	176,891	328,289	295,053	268,454
Net income	305,984	109,851	233,763	203,168	181,127
Return on sales %	7.0%	2.7%	6.2%	6.0%	5.3%
Basic earnings per share attributable to RPM International Inc. Stockholders	$2.20	$0.75	$1.65	$1.46	$1.40
Diluted earnings per share attributable to RPM International Inc. Stockholders	2.18	0.74	1.65	1.45	1.39
Total RPM International Inc. stockholders’ equity	1,382,844	1,200,858	1,183,656	1,263,164	1,079,473
Total RPM International Inc. stockholders’ equity per share	10.68	9.31	9.24	9.91	8.50
Return on total RPM International Inc. stockholders’ equity %	23.7%	9.2%	19.1%	17.3%	16.2%
Average shares outstanding	129,438	128,956	128,130	127,403	127,047
Cash dividends paid	$125,743	$117,647	$112,153	$108,585	$105,430
Cash dividends declared per share	0.945	0.890	0.855	0.835	0.815
Retained earnings	833,691	667,774	686,818	583,035	502,562
Working capital	1,125,209	957,887	1,012,179	1,132,681	818,667
Total assets	4,378,365	4,120,847	3,561,813	3,515,029	3,004,024
Long-term debt	1,345,965	1,369,176	1,112,952	1,106,304	924,308
Depreciation and amortization	90,069	86,336	76,023	75,656	86,406
Cash from operating activities	278,149	368,454	294,872	238,166	203,936
Cash (used for) investing activities	(149,711)	(477,404)	(267,322)	(105,940)	(126,953)
Cash (used for) from financing activities	(137,243)	138,150	(117,441)	57,717	(98,629)

Note:	Acquisitions made by us during each of the periods presented and the deconsolidation of SPHC, which occurred on May 31, 2010, may impact comparability from year to year.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Item 7.    Management’s Discussion and Analysis of Financial Condition and Results of Operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Consolidated Financial Statements include the accounts of RPM International Inc. and its majority-owned subsidiaries, except for certain subsidiaries that were deconsolidated on May 31, 2010. Investments in less-than-majority-owned joint ventures for which we have the ability to exercise significant influence over are accounted for under the equity method. Preparation of our financial statements requires the use of estimates and assumptions that affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continually evaluate these estimates, including those related to our allowances for doubtful accounts; inventories; allowances for recoverable taxes; uncertain tax positions; useful lives of property, plant and equipment; goodwill and other intangible assets; environmental, warranties and other contingent liabilities; income tax valuation allowances; pension plans; and the fair value of financial instruments. We base our estimates on historical experience, our most recent facts, and other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of our assets and liabilities. Actual results, which are shaped by actual market conditions, may differ materially from our estimates.

We have identified below the accounting policies and estimates that are the most critical to our financial statements.

Revenue Recognition

Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss pass to the customer. Further, revenues are realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured. We reduce our revenues for estimated customer returns and allowances, certain rebates, sales incentives and promotions in the same period the related sales are recorded.

We also record revenues generated under long-term construction contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services. In general, we account for long-term construction contracts under the percentage-of-completion method, and therefore record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed-contract method is applied. Under the completed-contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions

Our reporting currency is the U.S. dollar. However, the functional currency for each of our foreign subsidiaries is its principal operating currency. We translate the amounts included in our Consolidated Statements of Income from our foreign subsidiaries into U.S. dollars at weighted-average exchange rates, which we believe are representative of the actual exchange rates on the dates of the transactions. Our foreign subsidiaries’ assets and liabilities are translated into U.S. dollars from local currency at the actual exchange rates as of the end of each reporting date, and we record the resulting foreign exchange translation adjustments in our Consolidated Balance Sheets as a component of accumulated other comprehensive income (loss). If the U.S. dollar strengthens, we reflect the resulting losses as a component of accumulated other comprehensive income (loss). Conversely, if the U.S. dollar weakens, foreign exchange translation gains result, which favorably impact accumulated other comprehensive income (loss). Translation adjustments may be included in net earnings in the event of a sale or liquidation of certain of our underlying foreign investments. If we determine that the functional currency of any of our foreign subsidiaries should be the U.S. dollar, our financial statements will be affected. Should this occur, we will adjust our reporting to appropriately account for any such changes.

As appropriate, we use permanently invested intercompany loans as a source of capital to reduce exposure to foreign currency fluctuations at our foreign subsidiaries. These loans, on a consolidated basis, are treated as being analogous to equity for accounting purposes. Therefore, foreign exchange gains or losses on these intercompany loans are recorded in accumulated other comprehensive income (loss).

Goodwill

We test our goodwill balances at least annually, or more frequently as impairment indicators arise, at the reporting unit level. Our reporting units have been identified at the component level, which is the operating segment level or one level below our operating segments.

In the fourth quarter of our fiscal year ended May 31, 2012, we early adopted new Financial Accounting Standards Board (“FASB”) guidance that simplifies how an entity tests goodwill for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, and whether it is necessary to perform the two-step goodwill impairment test.

We assess qualitative factors in each of our reporting units that carry goodwill. Among other relevant events and circumstances that affect the fair value of our reporting units, we assess individual factors such as:

•	a significant adverse change in legal factors or the business climate;

•	an adverse action or assessment by a regulator;

•	unanticipated competition;

•	a loss of key personnel; and

•	a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of.

We assess these qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under the new guidance, this quantitative test is required only if we conclude that it is more likely than not that a reporting unit’s fair value is less than its carrying amount.

In applying the first step of the quantitative test, we compare the fair value of a reporting unit to its carrying value. Calculating the fair market value of a reporting unit requires our use of estimates and assumptions. We use significant judgment in determining the most appropriate method to establish the fair value of a reporting unit. We estimate the fair value of a reporting unit by employing various valuation techniques, depending on the availability and reliability of comparable market value indicators, and employ methods and assumptions that include the application of third-party market value indicators and the computation of discounted future cash flows for a reporting unit’s annual projected earnings before interest, taxes, depreciation and amortization (“EBITDA”).

We evaluate discounted future cash flows for a reporting unit’s projected EBITDA. Under this approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets of the reporting unit, goodwill is not impaired. An indication that goodwill may be impaired results when the carrying value of the net assets of a reporting unit exceeds the fair value of the reporting unit. At that point, the second step of the impairment test is performed, which requires a fair value estimate of each tangible and intangible asset in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.

In applying the discounted cash flow methodology, we rely on a number of factors, including future business plans, actual and forecasted operating results, and market data. The significant assumptions employed under this method include discount rates; revenue growth rates, including assumed terminal growth rates; and operating margins used to project future cash flows for a reporting unit. The discount rates utilized reflect market-based estimates of capital costs and discount rates adjusted for management’s assessment of a market participant’s view with respect to other risks associated with the projected cash flows of the individual reporting unit. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable. We believe we incorporate ample sensitivity ranges into our analysis of goodwill impairment testing for a reporting unit, such that actual experience would need to be materially out of the range of expected assumptions in order for an impairment to remain undetected.

Our annual goodwill impairment analysis for fiscal 2014 did not result in any indicators of impairment. Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

Other Long-Lived Assets

We assess identifiable, amortizable intangibles and other long-lived assets for impairment whenever events or changes in facts and circumstances indicate the possibility that the carrying values of these assets may not be recoverable over their estimated remaining useful lives. Factors considered important in our assessment, which might trigger an impairment evaluation, include the following:

•	significant under-performance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets;

•	significant changes in the strategy for our overall business; and

•	significant negative industry or economic trends.

Measuring a potential impairment of amortizable intangibles and other long-lived assets requires the use of various estimates and assumptions, including the determination of which cash flows are directly related to the assets being evaluated, the respective useful lives over which those cash flows will occur and potential residual values, if any. If we determine that the carrying values of these assets may not be recoverable based upon the existence of one or more of the above-described indicators or other factors, any impairment amounts would be measured based on the projected net cash flows expected from these assets, including any net cash flows related to eventual disposition activities. The determination of any impairment losses would be based on the best information available, including internal estimates of discounted cash flows; market participant assumptions; quoted market prices, when available; and independent appraisals, as appropriate, to determine fair values. Cash flow estimates would be based on our historical experience and our internal business plans, with appropriate discount rates applied.

Additionally, we test all indefinite-lived intangible assets for impairment at least annually during our fiscal fourth quarter. In the fourth quarter of our fiscal year ended May 31, 2013, we adopted new FASB guidance that simplifies how an entity tests indefinite-lived intangible assets for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. Our fiscal 2014 annual impairment tests of each of our indefinite-lived intangible assets did not result in any impairment loss.

Income Taxes

Our provision for income taxes is calculated using the liability method, which requires the recognition of deferred income taxes. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and certain changes in valuation allowances. We provide valuation allowances against deferred tax assets if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In determining the adequacy of valuation allowances, we consider cumulative and anticipated amounts of domestic and international earnings or losses, anticipated amounts of foreign source income, as well as the anticipated taxable income resulting from the reversal of future taxable temporary differences. We intend to maintain any recorded valuation allowances until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support a reversal of the tax valuation allowances.

Further, at each interim reporting period, we estimate an effective income tax rate that is expected to be applicable for the full year. Significant judgment is involved regarding the application of global income tax laws and regulations and when projecting the jurisdictional mix of income. Additionally, interpretation of tax laws, court decisions or other guidance provided by taxing authorities influences our estimate of the effective income tax rates. As a result, our actual effective income tax rates and related income tax liabilities may differ materially from our estimated effective tax rates and related income tax liabilities. Any resulting differences are recorded in the period they become known.

Contingencies

We are party to various claims and lawsuits arising in the normal course of business. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and estimable. Our provisions are based on historical experience and legal advice, reviewed quarterly and adjusted according to developments. In general, our accruals, including our accruals for environmental, warranty and tax liabilities, discussed further below, represent the best estimate of a range of probable losses. Estimating probable losses requires the analysis of multiple forecasted factors that often depend on judgments about potential actions by third parties, such as regulators, courts, and state and federal legislatures. Changes in the amounts of our loss provisions, which can be material, affect our Consolidated Statements of Income. To the extent there is a reasonable possibility that potential losses could exceed the amounts already accrued, we believe that the amount of any such additional loss would be immaterial to our results of operations, liquidity and consolidated financial position. We evaluate our accruals at the end of each quarter, or sometimes more frequently, based on available facts, and may revise our estimates in the future based on any new information becoming available.

Our environmental-related accruals are similarly established and/or adjusted as more information becomes available upon which costs can be reasonably estimated. Actual costs may vary from these estimates because of the inherent uncertainties involved, including the identification of new sites and the development of new information about contamination. Certain sites are still being investigated; therefore, we have been unable to fully evaluate the ultimate costs for those sites. As a result, accruals have not been estimated for certain of these sites and costs may ultimately exceed existing estimated accruals for other sites. We have received indemnities for potential environmental issues from purchasers of certain of our properties and businesses and from sellers of some of the properties or businesses we have acquired. We also have purchased insurance to cover potential environmental liabilities at certain sites. If the indemnifying or insuring party fails to, or becomes unable to, fulfill its obligations under those agreements or policies, we may incur environmental costs in addition to any amounts accrued, which may have a material adverse effect on our financial condition, results of operations or cash flows.

Several of our industrial businesses offer extended warranty terms and related programs, and thus have established a corresponding warranty liability. Warranty expense is impacted by variations in local construction practices and installation conditions, including geographic and climate differences.

Additionally, our operations are subject to various federal, state, local and foreign tax laws and regulations that govern, among other things, taxes on worldwide income. The calculation of our income tax expense is based on the best information available, including the application of currently enacted income tax laws and regulations, and involves our significant judgment. The actual income tax liability for each jurisdiction in any year can ultimately be determined, in some instances, several years after the financial statements have been published.

We also maintain accruals for estimated income tax exposures for many different jurisdictions. Tax exposures are settled primarily through the resolution of audits within each tax jurisdiction or the closing of a statute of limitation. Tax exposures and actual income tax liabilities can also be affected by changes in applicable tax laws, retroactive tax law changes, or other factors, which may cause us to believe revisions of past estimates are appropriate. Although we believe that appropriate liabilities have been recorded for our income tax expense and income tax exposures, actual results may differ materially from our estimates.

Allowance for Doubtful Accounts Receivable

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved and a reserve covering trends in collectability. These estimates are based on an analysis of trends in collectability and past experience, but are primarily made up of individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectability. Actual collections of trade receivables could differ from our estimates due to changes in future economic or industry conditions or specific customer’s financial conditions.

Inventories

Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw materials, labor and manufacturing overhead. We review the net realizable value of our inventory in detail on an on-going basis, with consideration given to various factors, which include our estimated reserves for excess, obsolete, slow moving or distressed inventories. If actual market conditions differ from our projections, and our estimates prove to be inaccurate, write-downs of inventory values and adjustments to cost of sales may be required. Historically, our inventory reserves have approximated actual experience.

Marketable Securities

Marketable securities, included in other current and long-term assets, are composed of available-for-sale securities and are reported at fair value. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in fair values of securities that are considered temporary are recorded as unrealized gains and losses, net of applicable taxes, in accumulated other comprehensive income (loss) within stockholders’ equity. Other-than-temporary declines in market value from original cost are reflected in operating income in the period in which the unrealized losses are deemed other than temporary. In order to determine whether an other-than-temporary decline in market value has occurred, the duration of the decline in value and our ability to hold the investment to recovery are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment’s amortized cost or cost, as appropriate, exceeds its related market value.

Pension and Postretirement Plans

We sponsor qualified defined benefit pension plans and various other nonqualified postretirement plans. The qualified defined benefit pension plans are funded with trust assets invested in a diversified portfolio of debt and equity securities and other investments. Among other factors, changes in interest rates, investment returns and the market value of plan assets can (i) affect the level of plan funding, (ii) cause volatility in the net periodic pension cost, and (iii) increase our future contribution requirements. A significant decrease in investment returns or the market value of plan assets or a significant decrease in interest rates could increase our net periodic pension costs and adversely affect our results of operations. A significant increase in our contribution requirements with respect to our qualified defined benefit pension plans could have an adverse impact on our cash flow.

Changes in our key plan assumptions would impact net periodic benefit expense and the projected benefit obligation for our defined benefit and various postretirement benefit plans. Based upon May 31, 2014 information, the following tables reflect the impact of a 1% change in the key assumptions applied to our defined benefit pension plans in the U.S. and internationally:

	U.S.		International
	1% Increase	1% Decrease	1% Increase	1% Decrease
(In millions)
Discount Rate
Increase (decrease) in expense in FY 2014	$(5.4)	$6.5	$(1.8)	$2.2
Increase (decrease) in obligation as of May 31, 2014	$(53.2)	$65.9	$(29.9)	$37.7
Expected Return on Plan Assets
Increase (decrease) in expense in FY 2014	$(2.4)	$2.4	$(1.6)	$1.6
Increase (decrease) in obligation as of May 31, 2014	N/A	N/A	N/A	N/A

Compensation Increase
Increase (decrease) in expense in FY 2014	$4.1	$(3.6)	$1.3	$(0.8)
Increase (decrease) in obligation as of May 31, 2014	$21.3	$(19.2)	$5.2	$(4.7)

Based upon May 31, 2014 information, the following table reflects the impact of a 1% change in the key assumptions applied to our various postretirement health care plans:

	U.S.		International
	1% Increase	1% Decrease	1% Increase	1% Decrease
(In millions)
Discount Rate
Increase (decrease) in expense in FY 2014	$—	$—	$(0.7)	$0.8
Increase (decrease) in obligation as of May 31, 2014	$(0.6)	$0.7	$(4.7)	$6.0
Healthcare Cost Trend Rate
Increase (decrease) in expense in FY 2014	$—	$—	$0.7	$(0.5)
Increase (decrease) in obligation as of May 31, 2014	$0.2	$(0.2)	$6.5	$(5.0)

BUSINESS SEGMENT INFORMATION

Our business is divided into two reportable segments: the industrial reportable segment and the consumer reportable segment. Within each reportable segment, we aggregate several operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our seven operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the company and evaluate performance. These seven operating segments are each managed by an operating segment manager who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment’s underlying businesses. We evaluate the profit performance of our segments primarily based on income before income taxes, but also look to earnings (loss) before interest and taxes (“EBIT”) as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations.

Our industrial reportable segment’s products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. This reportable segment comprises four separate operating segments — Tremco Group, tremco illbruck Group, Performance Coatings Group and RPM2-Industrial Group. Products and services within this reportable segment include construction chemicals; roofing systems; weatherproofing and other sealants; polymer flooring; edible coatings and specialty glazes for pharmaceutical, cosmetic and food industries; and other specialty chemicals.

Our consumer reportable segment manufactures and markets professional use and do-it-yourself (“DIY”) products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer reportable segment’s major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe. Our consumer reportable segment’s products are sold throughout North America primarily to mass merchants, home improvement centers, hardware stores, paint stores, craft shops, cosmetic companies and to other smaller customers through distributors. This reportable segment comprises three operating segments — DAP Group, RPM2-Consumer Group and Rust-Oleum Group. Products within this reportable segment include specialty, hobby and professional paints; nail care enamels; caulks; adhesives; silicone sealants and wood stains.

In addition to our two reportable segments, there is a category of certain business activities and expenses, referred to as corporate/other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses and headquarters’ property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income before income taxes, interest expense and earnings before interest and taxes.

The following table reflects the results of our reportable segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of product lines.

SEGMENT INFORMATION

(In thousands)

Year Ended May 31,	2014	2013	2012
Net Sales
Industrial	$2,769,657	$2,635,976	$2,535,238
Consumer	1,606,696	1,442,679	1,242,178

Total	$4,376,353	$4,078,655	$3,777,416
Income Before Income Taxes (a)
Industrial Segment
Income Before Income Taxes (a)	$295,751	$164,578	$278,676
Interest (Expense), Net (b)	(10,227)	(10,318)	(3,770)

EBIT (c)	$305,978	$174,896	$282,446
Consumer Segment
Income Before Income Taxes (a)	$251,229	$190,611	$160,099
Interest Income (Expense), Net (b)	122	(10)	18

EBIT (c)	$251,107	$190,621	$160,081
Corporate/Other
(Expense) Before Income Taxes (a)	$(122,493)	$(178,298)	$(110,486)
Interest (Expense), Net (b)	(55,131)	(63,340)	(64,107)

EBIT (c)	$(67,362)	$(114,958)	$(46,379)
Consolidated
Income Before Income Taxes (a)	$424,487	$176,891	$328,289
Interest (Expense), Net (b)	(65,236)	(73,668)	(67,859)

EBIT (c)	$489,723	$250,559	$396,148

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (“GAAP”) in the U.S., to EBIT.

(b)	Interest (expense), net includes the combination of interest expense and investment expense (income), net.

(c)	EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. For that reason, we believe EBIT is also useful to investors as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

RESULTS OF OPERATIONS

Fiscal 2014 Compared with Fiscal 2013

Net Sales Consolidated net sales increased 7.3% to $4,376.4 million for the year ended May 31, 2014, due to organic growth of 5.3%, including unfavorable foreign exchange translation of 0.7%, and acquisition growth of 2.0%. Industrial segment net sales for the current year were up 5.1% to $2,769.7 million due to organic growth of 4.6%, including unfavorable foreign exchange translation of 0.9%, and acquisition growth of 0.5%. Contributing to the year-over-year growth in net sales in the industrial segment was improved performance by most of its European businesses. The consumer segment generated net sales of $1,606.7 million, an increase of 11.4% in net sales over the prior year, which resulted from growth in organic sales of 6.4%, including unfavorable foreign exchange translation of 0.4%, and acquisition growth of 5.0%.

Gross Profit Margin Our consolidated gross profit margin improved to 42.9% of net sales for fiscal 2014 versus 41.7% of net sales for fiscal 2013, reflecting increases in selling prices and more steady raw material costs during fiscal 2014 versus last year. Also reflected in the current-year improvement is the impact of restructuring activities initiated during fiscal 2013, as well as supply chain initiatives and accretive acquisitions completed during the last 12 months. The gross profit margin for fiscal 2013 was negatively impacted by one-time charges taken by the industrial segment’s roofing division for revised cost estimates in conjunction with unprofitable contracts outside of North America. Also, during fiscal 2013, we incurred a loss on inventory determined to be obsolete in connection with the restructuring plan established by our Rust-Oleum operating segment, which had an unfavorable impact on our fiscal 2013 consolidated gross profit margin of approximately 10 basis points (“bps”).

Selling, General and Administrative Expenses (“SG&A”) Our consolidated SG&A decreased to 31.8% of net sales for fiscal 2014 compared with 32.1% of net sales for fiscal 2013. During fiscal 2013, our industrial segment recorded $9.0 million of bad debt expense related to its $15.0 million loan to Kemrock, and $5.6 million in roofing exit costs related to a loss contract outside North America. Excluding those charges, the prior-year SG&A margin as a percent of sales would have been 31.7%. The current-period SG&A reflects the impact of higher employee compensation-related expense, distribution expense, advertising expense and unfavorable transactional foreign exchange expense resulting from certain international currencies that weakened versus the U.S dollar. Offsetting those higher expenses were tighter controls over discretionary spending. Additionally, warranty expense for fiscal 2014 increased by $10.3 million versus fiscal 2013, mainly in our waterproofing and industrial coatings product lines, but also more recently in certain consumer segment product lines versus historical averages due to product mix. It is typical that warranty expense will fluctuate from period to period.

Our industrial segment SG&A was approximately $29.2 million higher during fiscal 2014 versus fiscal 2013, but lower as a percentage of net sales. Reflected in SG&A during fiscal 2013 is the unfavorable impact of the $9.0 million bad debt write down on our loan to Kemrock and the industrial segment’s roofing division expenses totaling $5.6 million related to a loss contract outside North America. Excluding those charges, SG&A as a percentage of sales would have been flat year over year. The industrial segment SG&A for fiscal 2014 reflects the impact of higher employee compensation expense, distribution expense, warranty expense and legal settlement expense, as well as unfavorable transactional foreign exchange expense versus the comparable prior-year period.

Our consumer segment SG&A was approximately $48.1 million higher during fiscal 2014 versus fiscal 2013, and higher as a percentage of net sales during fiscal 2014 as compared with the same period a year ago, primarily reflecting the impact of higher employee compensation expense, distribution expense, advertising expense, professional services expense and warranty expense versus the comparable prior-year period.

SG&A expenses in our corporate/other category increased by $3.6 million during fiscal 2014 to $67.4 million from $63.8 million during fiscal 2013. The increase in SG&A expense reflects the combination of higher professional expense and unfavorable transactional foreign exchange expense.

We recorded total net periodic pension and postretirement benefit costs of $46.8 million and $52.1 million during fiscal 2014 and fiscal 2013, respectively. The $5.3 million decrease in pension and postretirement expense was primarily the result of $4.2 million of additional net actuarial gains recorded during fiscal 2014 versus fiscal 2013, a favorable impact of $4.0 million due to larger returns on higher plan asset levels and $0.2 million of lower curtailment losses during fiscal 2014 versus fiscal 2013. Higher service and interest cost of $3.1 million during fiscal 2014 versus fiscal 2013 slightly offset those gains. We expect that pension expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, but such changes are not expected to be material to our consolidated financial results. A decrease of 1% in the discount rate or the expected return on plan assets assumptions would result in $9.5 million and $4.0 million higher expense, respectively.

Loss Contingency As previously disclosed, we recorded a $65.1 million accrual during the fiscal year ended May 31, 2013, associated with settlement discussions with the U.S. Department of Justice (the “DOJ”) and the U.S. General Services Administration (the “GSA”) Office of Inspector General aimed at resolving an existing investigation. That investigation involved our compliance with certain pricing terms and conditions of GSA Multiple Award Schedule contracts under which the roofing division of our Tremco Group sold products and services to the federal government. A substantial majority of the transactions as to which potential compliance issues were raised took place during the period from 2002 to 2008. In August 2013, we entered into a final agreement with the DOJ and the GSA Office of Inspector General regarding this matter. During the year ended May 31, 2014, we paid the GSA Office of Inspector General $61.9 million and made other payments for miscellaneous legal expenses for approximately $1.1 million. We expect to pay approximately $2.1 million more in legal fees and other related costs arising out of this investigation.

Restructuring Expense During fiscal 2013, we incurred restructuring expense of $20.1 million, all of which related to severance and facility costs incurred in connection with the plans initiated during the fourth quarter of fiscal 2013. Of this amount, approximately $4.5 million was for severance related to our industrial reportable segment. The remaining $15.6 million related to our consumer reportable segment, of which approximately $8.2 million related to severance expense, and approximately $7.4 million related to facility costs. No additional expenses were incurred during fiscal 2014 in relation to these plans. While these activities have been finalized, approximately $2.5 million of payments remain, which are mostly relating to severance. We anticipate that the remaining balance will be paid out generally by the third quarter of fiscal 2015.

Interest Expense Interest expense was $80.9 million for fiscal 2014 versus $79.8 million for fiscal 2013. Higher average borrowings, related to recent acquisitions, increased interest expense during fiscal 2014 by approximately $2.5 million versus fiscal 2013. Excluding acquisition-related borrowings, lower average borrowings year over year decreased interest expense by approximately $0.9 million. Lower interest rates, which averaged 5.06% overall for fiscal 2014 compared with 5.19% for fiscal 2013, decreased interest expense by approximately $0.5 million during fiscal 2014 versus fiscal 2013.

Investment (Income), Net Net investment income of $15.7 million during fiscal 2014 compares to net investment income of $6.2 million during fiscal 2013. Dividend and interest income totaled $8.5 million during fiscal 2014 versus $8.8 million of income during fiscal 2013. Net realized gains on the sales of investments resulted in a net gain of $7.4 million during fiscal 2014 versus a net gain of $11.7 million for fiscal 2013. Impairments recognized on securities that management has determined are other-than-temporary declines in value approximated $0.2 million for fiscal 2014, versus impairments of $14.3 million for fiscal 2013. Included in the fiscal 2013 other-than-temporary impairments is the $13.7 million loss incurred on our investment in Kemrock convertible debt.

Other (Income) Expense, Net Other income of $4.0 million for fiscal 2014 compared with other expense of $57.7 million for the same period a year ago. The prior-period result reflects $55.9 million of impairment losses stemming from our various investments in Kemrock. As previously disclosed, as the economy and financial markets in India declined a year ago, we wrote down a portion of our equity investment in Kemrock and also the value of the conversion option feature of our investment in Kemrock’s convertible bonds. More detailed information is included in A. Also during fiscal 2013, we repositioned certain industrial segment operations in Brazil, which resulted in a substantial liquidation of certain of our Brazilian subsidiaries and a net loss of $6.1 million.

Other items reflected in this balance include net royalty income of approximately $1.2 million and $2.1 million for fiscal 2014 and fiscal 2013, respectively. Lastly, included in this balance is our equity in earnings of unconsolidated affiliates totaling approximately $2.8 million and $2.2 million for fiscal 2014 and 2013, respectively.

Income Before Income Taxes (“IBT”) Our consolidated pretax income for fiscal 2014 of $424.5 million compares with pretax income of $176.9 million for fiscal 2013, resulting in a pretax profit margin on net sales of 9.7% for fiscal 2014 versus a pretax profit margin on net sales of 4.3% a year ago. As discussed above, the prior-period results reflect the impact of the impairment losses relating to our various investments in Kemrock, combined with the losses on contracts outside of North America in our roofing division and related exit costs and the loss relating to the repositioning of certain operations in Brazil. Lastly, the prior-year period reflects the impact of the adjustment for a $65.1 million accrual associated with the DOJ and GSA investigation. Adjusting for those items, consolidated pretax income for fiscal 2013 would have been $361.7 million, or an adjusted 8.9% margin on sales.

Our industrial segment had IBT of $295.8 million, for a profit margin on net sales of 10.7% for fiscal 2014, versus IBT of $164.6 million, for a profit margin on net sales of 6.2%, for fiscal 2013. The decline reflects the impact of the adjustments previously discussed, including a $65.1 million accrual associated with an investigation of the Tremco Group roofing contracts with the GSA and restructuring expense of $4.5 million. Our consumer segment IBT increased to $251.2 million, or 15.6% of net sales for the period, from last year’s IBT of $190.6 million, or 13.2% of net sales. The prior-year consumer segment IBT reflects the impact of the $15.6 million restructuring charge taken during the fourth quarter of fiscal 2013. The increase in IBT as a percent of sales for the consumer segment also resulted from the leverage of this segment’s 11.4% growth in net sales, including the impact of accretive acquisitions during fiscal 2014 versus fiscal 2013.

Income Tax Rate The effective income tax rate was 27.9% for fiscal 2014 compared to an effective income tax rate of 37.9% for fiscal 2013.

For the year ended May 31, 2014, the effective tax rate included variances from the 35% federal statutory rate as a result of lower effective tax rates of certain of our foreign subsidiaries, lower valuation allowances on foreign tax credit carryforwards, the benefit of the domestic manufacturing deduction, a favorable adjustment to the prior-year estimate of non-deductible cost associated with the DOJ and GSA accrual and a benefit related to the recognition of a foreign deferred income tax asset resulting from the merger of certain foreign subsidiaries. The preceding favorable adjustments were partially offset by state and local income tax expense , non-deductible business operating expenses and the impact of recording incremental reserves for uncertain tax positions related to enactment of a Canadian tax law change, Canada Bill C-48, Technical Tax Amendments Act, 2012, which was effective as of June 26, 2013.

For the year ended May 31, 2013, the effective tax rate included variances from the 35% federal statutory rate as a result of lower effective tax rates of certain of our foreign subsidiaries, lower valuation allowances on foreign tax credit carryforwards, the benefit of the domestic manufacturing deduction and benefits related to the company’s strategic decision to reposition certain Brazilian business operations. The preceding favorable adjustments were offset by state and local income tax expense, non-deductible business operating expenses, the tax effect of projected non-deductible costs associated with the DOJ and GSA accrual, and increases in valuation allowances related to losses associated with our investments in Kemrock.

As of May 31, 2014, we have determined, based on the available evidence, that it is uncertain whether we will be able to recognize certain deferred tax assets. Therefore, we intend to maintain the tax valuation allowances for those deferred tax assets until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support their reversal. These valuation allowances relate to U.S. foreign tax credit carryforwards, U.S. capital loss carryforwards, and unrealized losses on securities, certain foreign net operating losses and net foreign deferred tax assets. A portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting for prior-year acquisitions.

Net Income Net income of $306.0 million for fiscal 2014 compares to net income of $109.9 million for fiscal 2013, reflecting the prior-period one-time charges previously discussed. Excluding those prior-period charges, adjusted net income during fiscal 2013 approximated $256.0 million. Net income as a percentage of net sales of 7.0% for fiscal 2014 compares with an adjusted net margin on sales of 6.3% for fiscal 2013. Net income for fiscal 2014 reflects the leverage of the organic growth in net sales of 5.3% versus net sales for fiscal 2013, as well as accretive acquisitions. During fiscal 2014, we had net income from noncontrolling interests of $14.3 million versus $11.3 million during fiscal 2013. Net income attributable to RPM International Inc. stockholders was $291.7 million for fiscal 2014, versus $98.6 million for fiscal 2013.

Diluted earnings per share of common stock for fiscal 2014 of $2.18 compares with $0.74 for fiscal 2013.

Fiscal 2013 Compared with Fiscal 2012

Net Sales Consolidated sales increased 8.0% to $4,078.7 million due to acquisition growth adding 7.2% and organic growth adding 2.0%, offset by unfavorable foreign exchange translation of 1.2%. Industrial segment sales were up 4.0% year over year to $2,636.0 million due to acquisition growth of 5.8%, offset by unfavorable foreign exchange translation of 1.5% and organic decline of 0.3%. The consumer segment generated 16.1% sales growth to $1,442.7 million due to organic growth of 6.6% and acquisition growth of 10.0%, offset by unfavorable foreign exchange translation of 0.5%.

Gross Profit Margin Our consolidated gross profit margin improved to 41.7% of net sales for fiscal 2013 from 40.8% of net sales for fiscal 2012, reflecting our 8.0% growth in sales and moderating raw material costs during fiscal 2013. Slightly offsetting these favorable impacts was the combination of unfavorable foreign exchange and the current-year unfavorable mix of sales due to the higher growth in our consumer segment. Additionally, the gross profit margin for fiscal 2013 was negatively impacted by approximately 10 bps as a result of one-time charges taken by the roofing division of the Tremco Group. The charges were taken during the first quarter of fiscal 2013 for revised cost estimates in conjunction with unprofitable contracts outside of North America. The contract that led to these losses was the $16 million Mumbai airport roofing project, which led to our recognition of large losses during the first quarter of fiscal 2013, when the cost overruns became estimable. In response to the issues identified with this particular contract, we terminated several individuals in the European roofing business as well as discontinued bidding on general contracting projects in North America that fell below our profit criteria, resulting in additional terminations of North American roofing employees associated with the general contracting business. During fiscal 2013, we incurred a loss on inventory determined to be obsolete in connection with the restructuring plan established by our Rust-Oleum operating segment, which had an unfavorable impact on our fiscal 2013 consolidated gross profit margin of approximately 10 bps.

SG&A Our consolidated SG&A increased to 32.1% of net sales for fiscal 2013 compared with 30.6% of net sales for fiscal 2012. The 150 bps increase in SG&A as a percent of net sales versus the prior year reflects the impact of the $9.0 million bad debt write down recorded during fiscal 2013 in relation to the remaining balance on our original $15.0 million loan to Kemrock, and higher bad debt expense during the year in relation to our trade accounts, as well. Also, the increase in SG&A expense includes the impact of increased employee compensation-related expenses, including pension and postretirement benefit expense, increased intangible amortization and other acquisition expense, higher legal settlement expense, increased advertising expense and outside professional services expense.

Our industrial segment SG&A was approximately $89.2 million higher during fiscal 2013 versus fiscal 2012, and higher as a percentage of net sales, reflecting the unfavorable impact of the $9.0 million bad debt write down on our loan to Kemrock recorded during the first quarter of fiscal 2013. Additionally, the industrial segment’s roofing division recorded $5.6 million in expenses during the first quarter of fiscal 2013 related to a loss contract outside North America and exit costs related to this contract as discussed above under “Gross Profit Margin.” Lastly, the industrial segment results for fiscal 2013 reflect the impact of increased foreign exchange expense, higher legal expense and higher bad debt expense versus fiscal 2012.

Our consumer segment SG&A was approximately $46.9 million higher during fiscal 2013 versus fiscal 2012, and slightly higher as a percentage of net sales during fiscal 2013 as compared with fiscal 2012, primarily reflecting the impact of higher acquisition-related expense, legal and advertising expense during fiscal 2013 versus fiscal 2012.

SG&A expenses in our corporate/other category increased by $17.4 million during fiscal 2013 to $63.8 million from $46.4 million during fiscal 2012. The increase in SG&A expense reflects the combination of higher pension benefit expenses, higher consulting expense, higher legal expense and higher compensation expense.

We recorded total net periodic pension and postretirement benefit costs of $52.1 million and $34.8 million during fiscal 2013 and fiscal 2012, respectively. The $17.3 million increase in pension expense was primarily the result of $9.5 million of additional net actuarial losses incurred during fiscal 2013 versus fiscal 2012 and a $7.3 million increase in service and interest cost during fiscal 2013 versus fiscal 2012. A curtailment loss, combined with a lower expected return on plan assets, had an unfavorable impact on pension expense of approximately $0.5 million for fiscal 2013 versus fiscal 2012. We expect that pension expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, but such changes are not expected to be material to our consolidated financial results.

Loss Contingency As previously disclosed, we recorded a $65.1 million accrual during the year ended May 31, 2013, associated with settlement discussions with the DOJ and the GSA Office of Inspector General aimed at resolving an existing investigation. That investigation involved our compliance with certain pricing terms and conditions of our GSA Multiple Award Schedule contracts under which the roofing division of our Tremco Group sold products and services to the federal government. A substantial majority of the transactions as to which potential compliance issues were raised took place during the period from 2002 to 2008. In August 2013, we entered into a final agreement with the DOJ and the GSA Office of Inspector General regarding this matter.

Restructuring Expense During fiscal 2013, we incurred restructuring expense of $20.1 million, all of which relate to severance and facility costs incurred in connection with the plans initiated during the fourth quarter of fiscal 2013. Of this amount, approximately $4.5 million was for severance related to our industrial reportable segment. The remaining $15.6 million related to our consumer reportable segment, of which approximately $8.2 million related to severance expense, and approximately $7.4 million related to facility costs.

Interest Expense Interest expense was $79.8 million for fiscal 2013 versus $72.0 million for fiscal 2012. Higher average borrowings, related to recent acquisitions, increased interest expense during fiscal 2013 by approximately $11.8 million versus fiscal 2012. Excluding acquisition-related borrowings, lower average borrowings year over year decreased interest expense by approximately $0.9 million. Lower interest rates, which averaged 5.19% overall for fiscal 2013 compared with 6.16% for fiscal 2012, decreased interest expense by approximately $3.1 million during fiscal 2013 versus fiscal 2012.

Investment Expense (Income), Net Net investment income of $6.2 million during fiscal 2013 compares to net investment income of $4.2 million during fiscal 2012. Dividend and interest income totaled $8.8 million during fiscal 2013 versus $6.7 million of income during fiscal 2012. Net realized gains on the sales of investments resulted in a net gain of $11.7 million during fiscal 2013 versus a net loss of $0.9 million for fiscal 2012. Impairments recognized on securities that management has determined are other-than-temporary declines in value approximated $14.3 million for fiscal 2013, versus impairments of $1.6 million for fiscal 2012. Included in the current-year other-than-temporary impairments is the loss incurred on our investment in Kemrock convertible debt.

Other Expense (Income), Net Other expense for fiscal 2013 of $57.7 million compares with other income of $9.6 million during fiscal 2012. The majority of other expense for fiscal 2013, approximately $46.8 million, was recorded by our corporate/other segment, and represents the impairment loss recorded in relation to our investment in Kemrock. As previously discussed, we increased our ownership in Kemrock to over 20% of Kemrock’s outstanding shares of common stock during fiscal 2012. Additionally, we agreed to loan them funds and made additional investments in Kemrock throughout fiscal 2012, and at May 31, 2012, the carrying value of our investment in Kemrock totaled $42.2 million. On August 8, 2012, the price of Kemrock’s common stock plunged below our carrying value, declining by approximately 40% from May 31, 2012. We later learned that the dramatic drop in Kemrock’s stock price was related to Kemrock’s announcement of declining sales and income, a liquidity problem at Kemrock that stemmed from its explosive growth, combined with an overall tightening of the lending practices of the banks and credit markets in India. At that time, we learned that Kemrock was in the process of renegotiating its credit agreements with its banks. Compounding these difficulties for Kemrock was the deterioration in the exchange rate of the Indian rupee against the U.S. dollar and euro, which had a negative impact on Kemrock’s gross profit margins and cash flow due to its procurement of the majority of its raw material supplies outside of India, but sales of its products in Indian Rupees. Additionally, the market value of shares of Kemrock common stock have steadily declined, and as a result of the combination of these factors, we determined that it was appropriate to record an impairment loss on our investment during fiscal 2013 totaling $55.9 million on a consolidated basis.

The majority of the remaining balance in other expense (income) is recorded by our industrial segment. During the third quarter of fiscal 2013, we repositioned certain industrial segment operations in Brazil, which resulted in a substantial liquidation of certain of our Brazilian subsidiaries and a net loss of approximately $6.1 million. Lastly, other expense (income) includes royalty income of approximately $2.1 million and $1.5 million for fiscal 2013 and 2012, respectively, and our equity in earnings of unconsolidated affiliates totaling approximately $2.2 million and $8.1 million for fiscal years 2013 and 2012, respectively.

IBT Our consolidated pretax income for fiscal 2013 of $176.9 million compares with pretax income of $328.3 million for fiscal 2012, resulting in a pretax profit margin on net sales of 4.3% for fiscal 2013 versus a pretax profit margin on net sales of 8.7% a year ago.

Our industrial segment had IBT of $164.6 million, for a profit margin on net sales of 6.2% for fiscal 2013 versus IBT of $278.7 million, for a profit margin on net sales of 11.0%, for fiscal 2012. The decline reflects the impact of the adjustment for a $65.1 million accrual associated with an investigation of the Tremco Group roofing contracts with the GSA and restructuring expense of $4.5 million. Our consumer segment IBT increased to $190.6 million, or 13.2% of net sales for fiscal 2013, from fiscal 2012 IBT of $160.1 million, or 12.9% of net sales. The increase in IBT as a percent of sales for the consumer segment resulted primarily from the impact of the 6.1% growth in organic sales combined with the impact of favorable acquisitions during fiscal 2013 versus fiscal 2012.

Income Tax Rate The effective income tax rate was 37.9% for fiscal 2013 compared to an effective income tax rate of 28.8% for fiscal 2012.

For the year ended May 31, 2013 and 2012, respectively, the effective tax rate reflected variances from the 35% federal statutory rate due to lower effective tax rates of certain of our foreign subsidiaries, the favorable impact of certain foreign operations on our U.S. taxes, lower valuation allowances on foreign tax credit carryforwards, the research and development tax credit and the benefit of the domestic manufacturing deduction. Additionally, the effective tax rate for both periods decreased as a result of a reduction in the United Kingdom income tax rate. Further, the effective tax rate for the year ended May 31, 2012 decreased due to net reductions to our reserves for income tax contingencies, including interest thereon. These decreases in the effective tax rate were offset by state and local income taxes, non-deductible business operating expenses and the net impact of valuation allowances associated with certain foreign net operating losses.

Furthermore, for the year ended May 31, 2013, the effective tax rate differed from the federal statutory rate as a result of income tax benefits related to the company’s strategic decision to reposition certain Brazilian business operations, offset by the tax effect of projected non-deductible costs associated with the DOJ and GSA accrual, net increases to our reserves for income tax contingencies, including interest thereon and increases in valuation allowances related to losses associated with our investments in Kemrock.

As of May 31, 2013, we have determined, based on the available evidence, that it is uncertain whether we will be able to recognize certain deferred tax assets. Therefore, we intend to maintain the tax valuation allowances for those deferred tax assets until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support their reversal. These valuation allowances relate to U.S. foreign tax credit carryforwards, U.S. capital loss carryforwards, unrealized losses on securities, certain foreign net operating losses and net foreign deferred tax assets. A portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting for prior-year acquisitions.

Net Income Net income of $109.9 million for fiscal 2013 compares to net income of $233.8 million for fiscal 2012, or a decline of $123.9 million period over period, principally due to an adjustment for a $65.1 million accrual associated with an investigation of the Tremco Group roofing contracts with the GSA. The decline also reflects approximately $20.1 million in restructuring charges and the losses we recorded on our various investments in Kemrock, totaling $72.8 million after-tax. Our net margin on sales approximated 2.7% and 6.2% for the year ended May 31, 2013 and 2012, respectively. During the year ended May 31, 2013, we had net income from noncontrolling interests of $11.3 million versus $17.9 million during fiscal 2012. Net income attributable to RPM International Inc. stockholders was $98.6 million for the year ended May 31, 2013, versus $215.9 million for fiscal 2012, for a margin on net sales of 2.4% and 5.7% for fiscal 2013 and 2012, respectively.

Diluted earnings per share of common stock for fiscal 2013 of $0.74 compares with $1.65 for fiscal 2012.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Approximately $278.1 million of cash was provided by operating activities during fiscal 2014, compared with $368.5 million during fiscal 2013, resulting in $90.3 million less cash provided during the current period versus the same period a year ago.

The net change in cash from operations includes the change in net income, which increased by $196.1 million during fiscal 2014 versus fiscal 2013. Reflected in net income for the prior-year period are $184.8 million of one-time charges. The non-cash charges included a charge of $65.1 million resulting from our accrual for a loss contingency, a charge of $51.1 million in write downs associated with our various investments in Kemrock, and a charge of approximately $20.1 million in restructuring charges. Other items impacting the net change in cash from operations included items adjusting net income for non-cash expenses and income, which decreased cash flows by approximately $79.7 million more during fiscal 2014 versus fiscal 2013. Changes in working capital accounts and all other accruals, combined with a payment on a contingency, decreased cash flows by $151.3 million and $63.0 million, respectively, during fiscal 2014 versus fiscal 2013.

The change in accounts receivable during fiscal 2014 used cash of $79.1 million versus the $6.9 million of cash used for accounts receivable during fiscal 2013, or approximately $72.2 million more cash used year over year. This resulted from the geographical mix of sales and from the timing of sales and collections on accounts receivable. Days sales outstanding at May 31, 2014 increased to 58.8 days from 57.5 days sales outstanding at May 31, 2013.

Inventory balances used $59.0 million of cash during fiscal 2014, compared with a use of $40.1 million in cash during fiscal 2013, or $18.9 million more cash used year over year. Days of inventory outstanding at May 31, 2014 increased to 77.1 days from 74.2 days of inventory outstanding at May 31, 2013, due primarily to the impact of new products added during the current year.

The current year-to-date change in accounts payable provided $28.6 million less cash during fiscal 2014 compared to fiscal 2013, resulting from a change in the timing of certain payments. Accrued compensation and benefits provided approximately $27.6 million more cash during fiscal 2014 versus fiscal 2013, as there were higher bonus accruals established during the current period related to better operating performance versus last year. Other accruals and prepaids, including those for other short-term and long-term items and changes, used $61.0 million more cash during fiscal 2014 versus fiscal 2013, due to changes in the timing of such payments.

Cash provided from operations, along with the use of available credit lines, as required, remain our primary sources of liquidity.

Investing Activities

Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth to achieve production and distribution efficiencies, expand capacity, introduce new technology, improve environmental health and safety capabilities, improve information systems, and enhance our administration capabilities. Capital expenditures of $93.8 million during fiscal 2014 compare with depreciation of $58.5 million. We believe our current production capacity, along with moderate plant modifications or additions will be adequate to meet our immediate needs based on anticipated growth rates. We anticipate that additional shifts at our production facilities, coupled with the capacity added through acquisition activity and our planned increase in future capital spending levels, will enable us to meet increased demand throughout fiscal 2015.

Our captive insurance companies invest their excess cash in marketable securities in the ordinary course of conducting their operations, and this activity will continue. Differences in the amounts related to these activities on a year-over-year basis are primarily attributable to differences in the timing and performance of their investments balanced against amounts required to satisfy claims. At May 31, 2014, the fair value of our investments in marketable securities totaled $142.9 million, of which investments with a fair value of $35.5 million were in an unrealized loss position. At May 31, 2013, the fair value of our investments in marketable securities totaled $113.1 million, of which investments with a fair value of $36.6 million were in an unrealized loss position. The fair value of our portfolio of marketable securities is based on quoted market prices for identical, or similar, instruments in active or non-active markets or model-derived-valuations with observable inputs. We have no marketable securities whose fair value is subject to unobservable inputs. Total pretax unrealized losses recorded in accumulated other comprehensive income at May 31, 2014 and May 31, 2013 were $1.4 million and $1.0 million, respectively.

We regularly review our marketable securities in unrealized loss positions in order to determine whether or not we have the ability and intent to hold these investments. That determination is based upon the severity and duration of the decline, in addition to our evaluation of the cash flow requirements of our businesses. Unrealized losses at May 31, 2014 were generally related to the normal volatility in valuations over the past several months for a portion of our portfolio of investments in marketable securities. The unrealized losses generally relate to investments whose fair values at May 31, 2014 were less than 15% below their original cost or that have been in a loss position for less than six consecutive months. From time to time, we may experience significant volatility in general economic and market conditions. If we were to experience unrealized losses that were to continue for longer periods of time, or arise to more significant levels of unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

As of May 31, 2014, approximately $310.2 million of our consolidated cash and cash equivalents were held at various foreign subsidiaries. At this time, we believe it is possible that we could repatriate approximately $50.0 million of undistributed foreign earnings in the foreseeable future. Accordingly, the estimated tax impact of this potential repatriation has been reflected in our current results. These earnings have been previously subject to U.S. taxation and as such, the estimated net tax impact of such remittance is estimated to be minimal.

Other than as noted above, the funds held at our foreign subsidiaries are considered permanently reinvested to be used, for instance, to expand operations organically or for acquisitions in foreign jurisdictions. Our operations in the U.S. generate sufficient cash flow to satisfy U.S. operating requirements. As such, we do not intend to repatriate any significant amounts of these cash balances to the U.S. in the foreseeable future. Any repatriation of these balances could be subject to U.S. and foreign taxes. However, a portion of these remaining foreign earnings have also been previously subject to U.S. taxation and could be repatriated to the U.S. with little or no residual tax impact. We believe that the tax impact of repatriating these previously taxed earnings to the U.S. would not have a material impact on our financial results. Furthermore, any repatriation could be subject to government or other local restrictions or limitations such as local minimum capital reserve requirements or exchange controls, etc.

As previously stated, we intend to permanently reinvest the certain cash and cash equivalents held at our various foreign subsidiaries for foreign expansion and other uses. Due to the uncertainties and complexities involved in the various options for repatriation of foreign cash, including any associated governmental or other local restrictions, it is not practicable to calculate the deferred taxes associated with the remittance of these cash balances.

Financing Activities

As a result of the Specialty Products Holding Corp. (“SPHC”) bankruptcy filing, our access to the cash flows of SPHC and its subsidiaries has been restricted. However, the bankruptcy filing has not resulted in any reductions in our credit ratings by Moody’s Investor Service, Standard & Poor’s or Fitch Ratings. Therefore, we feel this has not adversely impacted our ability to gain access to capital.

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $1.1 billion at May 31, 2014. Our debt-to-capital ratio was 49.4% at May 31, 2014, compared with 53.4% at May 31, 2013.

2.25% Convertible Senior Notes due 2020

On December 9, 2013, we issued $205 million of 2.25% convertible senior notes due 2020 (the “Convertible Notes”). We will pay interest on the Convertible Notes semi-annually on June 15th and December 15th of each year, and began doing so on June 15, 2014. Net proceeds of approximately $200.1 million from the sale were used to refinance $200 million in principal amount of unsecured senior notes due December 15, 2013, which bear interest at 6.25%.

The Convertible Notes will be convertible under certain circumstances and during certain periods at an initial conversion rate of 18.8905 shares of RPM common stock per $1,000 principal amount of notes (representing an initial conversion price of approximately $52.94 per share of common stock), subject to adjustment in certain circumstances. The initial conversion price represents a conversion premium of approximately 37% over the last reported sale price of RPM common stock of $38.64 on December 3, 2013. Prior to June 15, 2020, the Convertible Notes may be converted only upon specified events, and, thereafter, at any time. Upon conversion, the Convertible Notes may be settled, at RPM’s election, in cash, shares of RPM’s common stock, or a combination of cash and shares of RPM’s common stock.

We account for the liability and equity components of the Convertible Notes separately, and in a manner that will reflect our nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The effective interest rate on the liability component is 3.92%. Contractual interest was $2.2 million in fiscal 2014, and amortization of the debt discount was $1.2 million in fiscal 2014. At May 31, 2014, the remaining period over which the debt discount will be amortized was 6.5 years, the unamortized debt discount was $19.5 million, and the carrying amount of the equity component was $20.7 million.

6.25% Notes due 2013

On December 15, 2013, our $200 million 6.25% senior notes matured. In December 2013, we refinanced this debt with proceeds received from our issuance of $205 million of Convertible Notes.

3.45% Notes due 2022

On October 23, 2012, we sold $300 million aggregated principal amount of 3.45% Notes due 2022 (the “New Notes”). The net proceeds of $297.7 million from the offering of the New Notes were used to repay short-term borrowings outstanding under our $600 million revolving credit facility.

Revolving Credit Agreement

On June 29, 2012, we entered into an unsecured syndicated revolving credit facility (the “Credit Facility”) with a group of banks. The Credit Facility expires on June 29, 2017 and provides for a five-year $600.0 million revolving credit facility, which includes sublimits for the issuance of $50.0 million in swingline loans, which are comparatively short-term loans used for working capital purposes, and letters of credit. The aggregate maximum principal amount of the commitments under the Credit Facility may be expanded upon our request, subject to certain conditions, to $800.0 million. The Credit Facility is available to refinance existing indebtedness, to finance working capital and capital expenditure needs, and for general corporate purposes.

The Credit Facility requires us to comply with various customary affirmative and negative covenants, including a leverage covenant and interest coverage ratio. Under the terms of the leverage covenant, we may not permit our consolidated indebtedness as of any fiscal quarter end to exceed 60% of the sum of such indebtedness and our consolidated shareholders’ equity on such date. The minimum required consolidated interest coverage ratio for EBITDA to interest expense is 3.50 to 1. The interest coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended.

As of May 31, 2014, we were in compliance with all covenants contained in our Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 49.6%, while our interest coverage ratio was 7.85 to 1.

Our access to funds under our Credit Facility is dependent on the ability of the financial institutions that are parties to the Credit Facility to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our Credit Facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.

Accounts Receivable Securitization Program

On May 31, 2011, we entered into Amendment No. 5 to our Receivables Purchase Agreement, dated April 7, 2009. Amendment No. 5 extended the term of our accounts receivable securitization program (the “AR Program”) to May 30, 2014, subject to possible earlier termination upon the occurrence of certain events. Pricing was based on the Alternate Base Rate, a LIBOR market index rate or LIBOR for a specified tranche period plus a margin of 1.0%. This margin would have increased to 1.25% if we had not maintained our public debt rating of at least BB+/Ba1/BB+ from any two of Standard & Poor’s, Moody’s or Fitch. In addition, a monthly unused fee was payable to the purchasers. Amendment No. 5 also modified or eliminated certain of the financial covenants under the AR Program. Under the terms of the amended AR Program, we could not permit our consolidated indebtedness calculated on the last day of each fiscal quarter to exceed 60% of the sum of such indebtedness and our consolidated shareholders’ equity on such date. The interest coverage ratio covenant required that we not permit the ratio, calculated at the end of each fiscal quarter for the four fiscal quarters then ended, of EBITDA to interest expense for such period to be less than 3.5 to 1. Finally, the fixed charge coverage ratio covenant under the pre-amended AR Program was eliminated. The financial tests that remained in the AR Program were substantially identical to the financial covenants contained in our Credit Facility.

On May 9, 2014, we replaced our existing $150.0 million AR Program (which immediately prior to such replacement was assigned from Wells Fargo Bank, National Association [as successor to Wachovia Bank, National Association] to PNC Bank, National Association, as administrative agent) with a new, three-year, $200.0 million accounts receivable securitization facility (the “New Facility”). The New Facility was entered into pursuant to (1) a second amended and restated receivables sale agreement, dated as of May 9, 2014 (the “Sale Agreement”), among certain of our subsidiaries (the “Originators”), and RPM Funding Corporation, a special purpose entity (the “SPE”) whose voting interests are wholly owned by us, and (2) an amended and restated receivables purchase agreement, dated as of May 9, 2014 (the “Purchase Agreement”), among the SPE, certain purchasers from time to time party thereto (the “Purchasers”), and PNC Bank, National Association as administrative agent.

Under the Sale Agreement, the Originators may, during the term thereof, sell specified accounts receivable to the SPE, which may in turn, pursuant to the Purchase Agreement, transfer an undivided interest in such accounts receivable to the Purchasers. Once transferred to the SPE, such receivables are owned in their entirety by the SPE and are not available to satisfy claims of our creditors or creditors of the originating subsidiaries until the obligations owing to the participating banks have been paid in full. We indirectly hold a 100% economic interest in the SPE and will, along with our subsidiaries, receive the economic benefit of the New Facility. The transactions contemplated by the New Facility do not constitute a form of off-balance sheet financing, and will be fully reflected in our financial statements.

The maximum availability under the New Facility is $200.0 million. Availability is further subject to changes in the credit ratings of the Originator’s customers, customer concentration levels or certain characteristics of the accounts receivable being transferred and therefore at certain times we may not be able to fully access the $200.0 million of funding available under the New Facility. The interest rate under the Purchase Agreement is based on the Alternate Base Rate, LIBOR Market Index Rate, one-month LIBOR or LIBOR for a specified tranche period, as selected by the SPE, at its option, plus in each case, a margin of 0.70%. In addition, as set forth in an Amended and Restated Fee Letter, dated May 9, 2014 (the “Fee Letter”), the SPE is obligated to pay a monthly unused commitment fee to the Purchasers based on the daily amount of unused commitments under the Agreement which fee ranges from 0.30% to 0.50% based on usage.

The New Facility contains various customary affirmative and negative covenants and also contains customary default and termination provisions, which provide for acceleration of amounts owed under the New Facility upon the occurrence of certain specified events, including, but not limited to, failure by the SPE to pay interest and other amounts due, defaults on certain indebtedness, certain judgments, change in control, certain events negatively affecting the overall credit quality of transferred accounts receivable, bankruptcy and insolvency events, and failure by us to meet financial tests requiring maintenance of an interest coverage ratio, if applicable. If we do not maintain an investment grade public debt rating with at least two specified rating agencies, we must comply with the interest coverage ratio which requires us not to permit the ratio, calculated at the end of each fiscal quarter for the four fiscal quarters then ended, of EBITDA, as defined in the New Facility, for such period to interest expense for such period, to be less than 3.5:1. This financial test, to the extent applicable, is substantively identical to a similar covenant already contained in our revolving credit facility. There were no outstanding borrowings under the New Facility as of May 31, 2014.

Our failure to comply with the covenants described above and other covenants contained in the Credit Facility could result in an event of default under that agreement, entitling the lenders to, among other things, declare the entire amount outstanding under the Credit Facility to be due and payable. The instruments governing our other outstanding indebtedness generally include cross-default provisions that provide that under certain circumstances, an event of default that results in acceleration of our indebtedness under the Credit Facility will entitle the holders of such other indebtedness to declare amounts outstanding immediately due and payable.

We are exposed to market risk associated with interest rates. We do not use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation. Concurrent with the issuance of our 6.7% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross currency swap, which fixed the interest and principal payments in euros for the life of the 6.7% Senior Unsecured Notes and resulted in an effective euro fixed rate borrowing of 5.31%.

The following table summarizes our financial obligations and their expected maturities at May 31, 2014 and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.

Contractual Obligations
	Total Contractual Payment Stream	Payments Due In
		2015	2016-17	2018-19	After 2019
	(In thousands)
Long-term debt obligations	$1,351,627	$5,662	$151,402	$250,920	$943,643
Capital lease obligations	1,545	567	643	238	97
Operating lease obligations	220,319	48,128	67,382	36,626	68,183
Other long-term liabilities(1):
Interest payments on long-term debt obligations	352,344	67,899	122,112	109,425	52,908
Contributions to pension and postretirement plans (2)	370,800	60,300	84,300	88,900	137,300

Total	$2,296,635	$182,556	$425,839	$486,109	$1,202,131

(1)	Excluded from other long-term liabilities are our gross long-term liabilities for unrecognized tax benefits, which totaled $20.2 million at May 31, 2014. Currently, we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities related to these liabilities.

(2)	These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. The projection results assume the required minimum contribution will be contributed.

The U.S. dollar fluctuated throughout the year, and was moderately weaker against other major currencies where we conduct operations at the fiscal year end versus the previous year end, causing a favorable change in the accumulated other comprehensive income (loss) component of stockholders’ equity of $9.5 million this year versus an unfavorable change of $15.9 million last year. The change in fiscal 2014 was in addition to favorable (unfavorable) net changes of $(10.1) million, $(0.9) million and $3.9 million related to adjustments required for minimum pension and other postretirement liabilities, unrealized gains on derivatives and unrealized gains on securities, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financings, other than the minimum operating lease commitments included in the above Contractual Obligations table. We have no subsidiaries that are not included in our financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our financial statements. At the end of fiscal 2010, we deconsolidated our wholly owned subsidiary, SPHC, and its subsidiaries, from our balance sheet and eliminated the results of SPHC’s operations from our operations beginning on May 31, 2010. We account for our investment in SPHC, which had no value at May 31, 2014 and 2013, under the cost method.

Item 7A.    Quantitative and Qualitative Disclosures About Market Risk.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency exchange rates because we fund our operations through long- and short-term borrowings and denominate our business transactions in a variety of foreign currencies. We utilize a sensitivity analysis to measure the potential loss in earnings based on a hypothetical 1% increase in interest rates and a 10% change in foreign currency rates. A summary of our primary market risk exposures follows.

Interest Rate Risk

Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit. At May 31, 2014, approximately 0.15% of our debt was subject to floating interest rates.

If interest rates were to increase 100 bps from May 31, 2014 and, assuming no changes in debt from the May 31, 2014 levels, the additional annual interest expense would amount to approximately $2,000 on a pretax basis. A similar increase in interest rates in fiscal 2013 would have resulted in approximately $0.2 million in additional interest expense.

All derivative instruments are recognized on the balance sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or loss in our Consolidated Statement of Income in the current period. Changes in the fair value of derivative instruments used effectively as fair value hedges are recognized in earnings (losses), along with the change in the value of the hedged item. Such derivative transactions are accounted for in accordance with Accounting Standards Codification (“ASC”) 815, “Derivatives and Hedging.” We do not hold or issue derivative instruments for speculative purposes.

Foreign Currency Risk

Our foreign sales and results of operations are subject to the impact of foreign currency fluctuations. As most of our foreign operations are in countries with fairly stable currencies, such as Belgium, Brazil, Canada, France, Germany, the Netherlands and the United Kingdom, this effect has not generally been material. In addition, foreign debt is denominated in the respective foreign currency, thereby eliminating any related translation impact on earnings.

If the U.S. dollar were to strengthen, our foreign results of operations would be unfavorably impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2014 and 2013. We do not currently use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation. However, we occasionally hedge against the risk of certain intercompany balances, third-party debt and interest transactions.

Item 8.    Financial Statements and Supplementary Data.

[OPEN]

Item 9.    Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A.    Controls and Procedures.

[OPEN]

Item 9B.    Other Information.

None.

PART III

Item 10.    Directors, Executive Officers and Corporate Governance.

Information required by this item as to our Directors appearing under the caption “Election of Directors” in our 2014 Proxy Statement is incorporated herein by reference. Information required by this item as to our Executive Officers is included as Item 4A of Part I of this Annual Report on Form 10-K as permitted by Instruction 3 to Item 401(b) of Regulation S-K. Information required by Item 405 of Regulation S-K is set forth in the 2014 Proxy Statement under the heading “Section 16(a) Beneficial Ownership Reporting Compliance,” which information is incorporated herein by reference. Information required by Items 406, 407(c)(3), 407(d)(4) and 407(d)(5) of Regulation S-K is set forth in the 2014 Proxy Statement under the heading “Information Regarding Meetings and Committees of the Board of Directors,” which information is incorporated herein by reference.

The Charters of the Audit Committee, Compensation Committee and Governance and Nominating Committee and the Corporate Governance Guidelines and “The Values & Expectations of 168” (our code of business conduct and ethics) are available on our website at www.rpminc.com and in print to any stockholder who requests a copy. Requests for copies should be directed to Manager of Investor Relations, RPM International Inc., P.O. Box 777, Medina, Ohio 44258. We intend to disclose any amendments to our code of business conduct and ethics, and any waiver of our code of business conduct and ethics granted to any of our Directors or Executive Officers on our website.

Item 11.    Executive Compensation.

The information required by this item is set forth in the 2014 Proxy Statement under the headings “Executive Compensation” and “Director Compensation,” which information is incorporated herein by reference.

Item 12.    Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is set forth in the 2014 Proxy Statement under the headings “Stock Ownership of Principal Holders and Management” and “Equity Compensation Plan Information,” which information is incorporated herein by reference.

Item 13.    Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is set forth in the 2014 Proxy Statement under the headings “Related Person Transactions” and “Information Regarding Meetings and Committees of the Board of Directors,” which information is incorporated herein by reference.

Item 14.    Principal Accountant Fees and Services.

The information required by this item is set forth in the 2014 Proxy Statement under the heading “Independent Registered Public Accounting Firm Services and Related Fee Arrangements,” which information is incorporated herein by reference.

PART IV

Item 15.    Exhibits and Financial Statement Schedules.

(a)  The following documents are filed as part of this 2014 Annual Report on Form 10-K:

1. Financial Statements.    [OPEN]

2. Financial Statement Schedules.    [OPEN]

3. Exhibits.    See the Index to Exhibits at page E-1 of this Annual Report on Form 10-K.

RPM INTERNATIONAL INC.

Exhibit Index

Exhibit Number		Incorporated by reference herein
	Description	Form	Date
3.1	Amended and Restated Certificate of Incorporation of the Company	Registration Statement on Form S-8 (File No. 333-101501)	November 27, 2002
3.2	Amended and Restated By-Laws of the Company	Current Report on Form 8-K (File No. 001-14187)	April 27, 2009
4.1	Specimen Certificate of Common Stock, par value $0.01 per share, of the Company	Registration Statement on Form S-8 (File No. 333-101501)	November 27, 2002
4.2	Rights Agreement, dated April 21, 2009, by and between the Company and National City Bank, as Rights Agent	Current Report on Form 8-K (File No. 001-14187)	April 27, 2009
4.3

Indenture, dated as of October 24, 2005,

among RPM United Kingdom G.P., by its

general partners, RPM Canada and RPM

Canada Investment Company, the Company,

as guarantor, and The Bank of New York

Trust Company, N.A., as trustee

		Current Report on Form 8-K (File No. 001-14187)	October 25, 2005
4.3.1	Form of 6.70% Senior Note Due 2015	Current Report on Form 8-K (File No. 001-14187)	October 25, 2005
4.3.2	Form of Guarantee	Current Report on Form 8-K (File No. 001-14187)	October 25, 2005
4.4	Indenture, dated as of February 14, 2008, between the Company, as issuer, and The Bank of New York Trust Company, as trustee	Registration Statement on Form S-3 (File No. 333-173395)	April 8, 2011
4.4.1	Form of 6.50% Senior Note Due 2018	Current Report on Form 8-K (File No. 001-14187)	February 20, 2008
4.5

Officers’ Certificate and Authentication

Order dated October 9, 2009 for the

6.125% Notes due 2019 (which

includes the form of Note) issued

pursuant to the Indenture, dated as of

February 14, 2008, between the Company

and The Bank of New York Mellon Trust

Company, N.A.

		Current Report on Form 8-K (File No. 001-14187)	October 8, 2009
4.6

Officers’ Certificate and Authentication

Order dated May 27, 2011 for the

6.125% Notes due 2019 (which

includes the form of Note) issued

pursuant to the Indenture, dated as of

February 14, 2008, between the Company

and The Bank of New York Mellon Trust

Company, N.A.

		Current Report on Form 8-K (File No. 001-14187)	May 27, 2011

Exhibit Number		Incorporated by reference herein
	Description	Form	Date
4.7

Officers’ Certificate and Authentication

Order dated October 23, 2012 for the

3.450% Notes due 2022 (which

includes the form of Note) issued

pursuant to the Indenture, dated as of

February 14, 2008, between the Company

and The Bank of New York Mellon Trust

Company, N.A.

		Current Report on Form 8-K (File No. 001-14187)	October 23, 2012
4.8	First Supplemental Indenture, dated December 9, 2013, for the 2.25% Convertible Senior Notes due 2020 (which includes form of Note), to the Indenture dated as of February 14, 2008, between the Company and The Bank of New York Mellon Trust Company, N.A.	Current Report on Form 8-K (File No. 001-14187)	December 11, 2013
4.9	Indenture, dated as of April 8, 2014, between the Company and Wells Fargo Bank, National Association	Registration Statement on Form S-3 (File No. 333-195132)	April 8, 2014
10.1	Credit Agreement among RPM International Inc., the Borrowers party thereto, the Lenders party thereto and PNC Bank, National Association, as Administrative Agent, date June 29, 2012	Current Report on Form 8-K (File No. 001-14187)	July 6, 2012
10.2	Second Amended and Restated Receivables Sales Agreement dated May 9, 2014	Current Report on Form 8-K (File No. 001-14187)	May 15, 2014
10.3	Amended and Restated Receivables Purchase Agreement, dated May 9, 2014	Current Report on Form 8-K (File No. 001-14187)	May 14, 2014
10.4	Amended and Restated Fee Letter, dated May 9, 2014	Current Report on Form 8-K (File No. 001-14187)	May 15, 2014
*10.5	Amended and Restated Employment Agreement, effective December 31, 2008, by and between the Company and Frank C. Sullivan, Chairman and Chief Executive Officer	Quarterly Report on Form 10-Q (File No. 001-14187)	April 9, 2009
*10.6

Form of Amended and Restated Employment

Agreement, by and between the Company

and each of Ronald A. Rice, President

and Chief Operating Officer; and Paul G.P. Hoogenboom, Senior Vice President — Manufacturing and

Operations, Chief Information Officer

		Quarterly Report on Form 10-Q (File No. 001-14187)	April 9, 2009
*10.7	Amended and Restated Employment Agreement, by and between the Company and Edward W. Moore, Vice President, General Counsel and Chief Compliance Officer	Quarterly Report on Form 10-Q (File No. 001-14187)	October 6, 2011
*10.8	Form of Indemnification Agreement entered into by and between the Company and each of its Directors and Executive Officers	Quarterly Report on Form 10-Q (File No. 001-14187)	January 13, 2003

Exhibit Number		Incorporated by reference herein
	Description	Form	Date
*10.9	RPM International Inc. 1996 Key Employees Stock Option Plan	Registration Statement on Form S-8 (File No. 333-60104)	November 27, 2002
*10.9.1	Amendment No. 1 to RPM International Inc. 1996 Stock Option Plan	Annual Report on Form 10-K (File No. 001-14187)	August 27, 1998
*10.9.2	Amendment to RPM International Inc. 1996 Stock Option Plan	Registration Statement on Form S-8 (File No. 333-60104)	May 3, 2001
*10.9.3	Amendment No. 3 to RPM International Inc. 1996 Stock Option Plan	Registration Statement on Form S-8 (File No. 333-60104)	November 27, 2002
*10.9.4	Form of Stock Option Agreement to be used in connection with the RPM International Inc. 1996 Stock Option Plan, as amended	Quarterly Report on Form 10-Q (File No. 001-14187)	January 13, 2003
*10.10	RPM International Inc. Benefit Restoration Plan	Annual Report on Form 10-K (File No. 001-14187)	August 29, 2001
*10.10.1	Amendment No. 1 to the RPM International Inc. Benefit Restoration Plan	Quarterly Report on Form 10-Q (File No. 001-14187)	April 14, 2003
*10.10.2	Amendment No. 2 to RPM International Inc. Benefit Restoration Plan	Quarterly Report on Form 10-Q (File No. 001-14187)	January 13, 2003
*10.11	RPM International Inc. Deferred Compensation Plan, as Amended and Restated Generally, effective January 1, 2005	Quarterly Report on Form 10-Q (File No. 001-14187)	April 9, 2009
*10.11.1	Master Trust Agreement for RPM International Inc. Deferred Compensation Plan	Annual Report on Form 10-K (File No. 001-14187)	August 29, 2002
10.12	Second Amendment and Restated Collection Account Agreement, dated July 29, 2010	Quarterly Report on Form 10-Q (File No. 001-14187)	October 6, 2010
*10.13	RPM, Inc. 1997 Restricted Stock Plan, and Form of Acceptance and Escrow Agreement to be used in connection therewith	Quarterly Report on Form 10-Q (File No. 001-14187)	January 13, 2003
*10.13.1	First Amendment to the RPM, Inc. 1997 Restricted Stock Plan, effective as of October 1, 1998	Annual Report on Form 10-K (File No. 001-14187)	August 29, 2002
*10.13.2	Second Amendment to the RPM, Inc. 1997 Restricted Stock Plan	Annual Report on Form 10-K (File No. 001-14187)	August 29, 2002
*10.13.3	Third Amendment to the RPM, Inc. 1997 Restricted Stock Plan	Quarterly Report on Form 10-Q (File No. 001-14187)	January 13, 2003
*10.13.4	Fourth Amendment to the RPM International Inc. 1997 Restricted Stock Plan	Quarterly Report on Form 10-Q (File No. 001-14187)	April 14, 2003

Exhibit Number		Incorporated by reference herein
	Description	Form	Date
*10.13.5	Fifth Amendment to the RPM International Inc. 1997 Restricted Stock Plan	Annual Report on Form 10-K (File No. 001-14187)	August 16, 2004
*10.13.6	Sixth Amendment to the RPM International Inc. 1997 Restricted Stock Plan	Annual Report on Form 10-K (File No. 001-14187)	July 30, 2007
*10.13.7	Seventh Amendment to the RPM International Inc. 1997 Restricted Stock Plan, effective December 31, 2008	Quarterly Report on Form 10-Q (File No. 001-14187)	April 9, 2009
*10.14	RPM International Inc. 2003 Restricted Stock Plan for Directors	Quarterly Report on Form 10-Q (File No. 001-14187)	January 14, 2004
*10.14.1	Amendment No. 1 to the RPM International Inc. 2003 Restricted Stock Plan for Directors	Annual Report on Form 10-K (File No. 001-14187)	July 30, 2007
*10.14.2	Amendment No. 2 to the RPM International Inc. 2003 Restricted Stock Plan for Directors, effective December 31, 2008	Quarterly Report on Form 10-Q (File No. 001-14187)	April 9, 2009
*10.15	RPM International Inc. Amended and Restated 2004 Omnibus Equity and Incentive Plan, effective July 21, 2009	Definitive Proxy Statement (File No. 001-14187)	August 27, 2009
*10.15.1	Form of Performance-Earned Restricted Stock (PERS) and Escrow Agreement (for grants prior to October 10, 2008)	Annual Report on Form 10-K (File No. 001-14187)	August 15, 2005
*10.15.2	Form of Stock Appreciation Rights Agreement (for grants prior to October 10, 2008)	Quarterly Report on Form 10-Q (File No. 001-14187)	October 6, 2005
*10.15.3	Form of Performance-Contingent Restricted Stock (PCRS) and Escrow Agreement	Quarterly Report on Form 10-Q (File No. 001-14187)	January 7, 2011
*10.15.4	Form of Performance-Earned Restricted Stock (PERS) and Escrow Agreement	Quarterly Report on Form 10-Q (File No. 001-14187)	January 8, 2009
*10.15.5	Form of Stock Appreciation Rights Agreement	Quarterly Report on Form 10-Q (File No. 001-14187)	January 8, 2009
*10.16	RPM International Inc. 2007 Restricted Stock Plan	Current Report on Form 8-K (File No. 001-14187)	October 12, 2006
*10.16.1	Amendment No. 1 to the RPM International Inc. 2007 Restricted Stock Plan, effective December 31, 2008	Quarterly Report on Form 10-Q (File No. 001-14187)	April 9, 2009
*10.17	RPM International Inc. Amended and Restated Incentive Compensation Plan	Quarterly Report on Form 10-Q (File No. 001-14187)	October 9, 2007
*10.18	Amended and Restated Employment Agreement, effective December 31, 2008, by and between the Company and Russell L. Gordon, Vice President and Chief Financial Officer	Annual Report on Form 10-K (File No. 001-14187)	July 24, 2013
10.19	Letter Agreement, dated May 31, 2014, by and between the Company and Paul G. P. Hoogenboom (x)

Exhibit Number		Incorporated by reference herein
	Description	Form	Date
12	[OPEN]
13.1	[OPEN]
21.1	Subsidiaries of the Company (x)
23.1	[OPEN]
31.1	[OPEN]
31.2	[OPEN]
32.1	[OPEN]
32.2	[OPEN]
101.INS	[OPEN]
101.SCH	[OPEN]
101.PRE	[OPEN]
101.DEF	[OPEN]
101.CAL	[OPEN]
101.LAB	[OPEN]

*	Management contract or compensatory plan or arrangement.
(x)	Filed herewith.
(xx)	Furnished herewith.

Exhibit 10.19

[RPM International Inc. Letterhead]

Paul G. P. Hoogenboom

Dear Paul:

This letter confirms our mutual agreement to the terms of your Employment Agreement (“Agreement”) effective December 31, 2008, as modified to reflect your current assignment as President of Tremco Incorporated (“Tremco”). All capitalized terms used in this letter agreement have the same meaning as under the Agreement and all section references refer to the same section under the Agreement.

Section 2 — The Company and the Executive agree that Executive will resign from his duties as Senior Vice President — Manufacturing and Operations and Chief Information Officer of the Company, so that he can devote all of his current time and efforts to his duties as President of Tremco, a wholly owned subsidiary of the Company.

Section 4 — The Company acknowledges that Executive’s change in duties will not alter his eligibility for and/or participation in the Company’s Benefit Plans and other items of direct and indirect compensation enumerated in Section 4.

Section 6(a) — Executive agrees that his change in duties does not constitute a significant reduction in the nature and scope of his title, authority or responsibilities that would constitute Good Reason in the event of a Change in Control.

Section 20 — The Company and Executive agree that for purposes of Section 20, the terms of this Letter Agreement are made a part of the Agreement as if originally included therein.

In all other respects, the Company and Executive agree that the remaining terms of the Agreement continue if full force and effect.

Please signify your agreement with the above by signing both copies of this Letter Agreement. Please retain one copy for your records and return the other to me.

Very truly yours,

/s/ Frank C. Sullivan

Frank C. Sullivan

Chairman and Chief Executive Officer

Accepted this 31st day of May, 2014:

/s/ Paul G. P. Hoogenboom
Paul G. P. Hoogenboom

Exhibit 21.1

(7/15/14)

Company Name	Place of Incorporation
2002 Perlindustria, S.L.U.	Spain
4Z-Co., Inc.	Pennsylvania (USA)
A/D Fire Protection Systems Corp.	Nevada (USA)
A/D Fire Protection Systems Inc.	Canada
Advanced Construction Materials Limited (Dormant)	United Kingdom
Agpro (N.Z.) Limited	New Zealand
AgriCoat NatureSeal Limited (83% JV)	United Kingdom
Aislamientos Ignifugos Del Norte, S.L.U. (In Liquidation)	Spain
Aislamientos Ignifugos Zona Centro, S.L. (In Liquidation)	Spain
Alteco Technik GmbH	Germany
Amtred Limited (Dormant)	United Kingdom
Anglo Building Products Limited (Dormant)	United Kingdom
API S.p.A.	Italy
API USA, Inc.	Florida (USA)
Argos Gestion, S.L.U.	Spain
Ascoat Contracting Pty. Ltd.	Australia
ATC Realty Limited	Scotland
Atlantic Fiber Technologies Limited	Canada
AWCI Insurance Company, Ltd. (27.03% JV)	Bermuda
Betumat Quimica Ltda.	Brazil
BLUE Line Equipment, LLC	Arizona (USA)
Bondex International, Inc.	Delaware (USA)
CAI-Tec GmbH	Switzerland
Canam Building Envelope Specialists Inc.	Canada
Carboline Company	Delaware (USA)
Carboline (Dalian) Paint Company Ltd. (49% JV)	China
Carboline Dubai Corporation	Missouri (USA)
Carboline France S.A.S.	France
Carboline (India) Private Limited	India
Carboline International Corporation	Delaware (USA)
Carboline Italia S.p.A.	Italy
Carboline Korea Ltd. (49% JV)	Korea
Carboline Norge AS	Norway
Chemical Specialties Manufacturing Corporation	Maryland (USA)
Chemrite Equipment Systems (Pty.) Ltd.	South Africa
Chemspec Europe Limited	United Kingdom
Chemtec Chemicals B.V.	Netherlands
Citadel Restoration and Repair, Inc.	Minnesota
Colcon NV	Belgium
Corgrate Fiberglass Systems, S.A. de C.V.	Mexico
Dane Color UK Limited	United Kingdom
DAP Brands Company	Delaware (USA)
DAP Holdings, LLC	Delaware (USA)
DAP Products Inc.	Delaware (USA)
Day-Glo Color Corp.	Ohio (USA)
Day-Glo Hong Kong Limited	Hong Kong
Dri-Eaz Products, Inc.	Washington (USA)
DRI-EAZ Products Limited	United Kingdom
Dryvit Holdings, Inc.	Delaware (USA)

**	When a % is noted without JV, the remaining % of shares are held by the directors of the company.

Dryvit Systems, Inc.	Rhode Island (USA)
Dryvit Systems USA (Europe) Sp. zo.o.	Poland
Dryvit UK Limited	United Kingdom
Ecoloc NV	Belgium
Espan Corporation Pte. Ltd.	Singapore
Euclid Admixture Canada Inc.	Canada
The Euclid Chemical Company	Ohio (USA)
Euclid Chemical de Centroamérica, S.A.	Costa Rica
Euclid Chemical, Venezuela, S.A. (In Liquidation)	Venezuela
Euclid Ecuador, S.A.	Ecuador
Eucomex, S.A. de C.V.	Mexico
Failsafe Metering International Limited	United Kingdom
FEMA Alsace du Nord Lorraine S.àr.l.	France
FEMA Farben und Putze GmbH	Germany
FEMA Real Estate GmbH & Co. KG	Germany
Fibergrate Composite Structures Incorporated	Delaware (USA)
Fibergrate Composite Structures Limited	United Kingdom
FibreGrid Limited	United Kingdom
Finishworks, L.L.C.	Indiana (USA)
Finishworks, Inc.	Ohio (USA)
Finishworks PA. Inc.	Pennsylvania (USA)
First Continental Services Co.	Vermont (USA)
Flowcrete Asia Sdn. Bhd.	Malaysia
Flowcrete Australia Pty. Ltd.	Australia
Flowcrete Europe Limited (Dormant)	United Kingdom
Flowcrete France S.A.S.	France
Flowcrete Group Limited	United Kingdom
Flowcrete (Hong Kong) Limited	Hong Kong
Flowcrete India Private Limited	India
Flowcrete International Limited (Dormant)	United Kingdom
Flowcrete Middle East FZCO	United Arab Emirates
Flowcrete New Zealand Limited	New Zealand
Flowcrete North America, Inc.	Texas (USA)
Flowcrete Norway AS	Norway
Flowcrete Polska Sp. zo.o	Poland
Flowcrete S.A. (Pty.) Limited	South Africa
Flowcrete Sweden AB	Sweden
Flowcrete UK Limited	United Kingdom
GJP Holdings Limited	United Kingdom
Gloucester Co., Inc.	Massachusetts (USA)
Grandcourt NV	Netherlands Antilles
Grupo StonCor, S.A. de C.V.	Mexico
Guardian Protection Products, Inc.	Delaware (USA)
Hermeta GmbH	Germany
HiChem Paint Technologies Limited	New Zealand
HiChem Paint Technologies Pty. Ltd.	Australia
Hummervoll Industribelegg AS	Norway
II Rep-Z, Inc.	Pennsylvania (USA)
illbruck Holdings Limited (Dormant)	United Kingdom
illbruck Sealant Systems NV	Belgium
Industrial Flooring Services Limited (Dormant)	United Kingdom
Isocrete Project Management Limited	United Kingdom
Ivory Industrials (Pty.) Limited (Dormant)	South Africa
Japan Carboline Company Ltd. (50% JV)	Japan
Juárez Inmobiliaria, S.A.	Mexico

**	When a % is noted without JV, the remaining % of shares are held by the directors of the company.

Kirker Enterprises, Inc.	Delaware (USA)
Kirker Europe Limited	Scotland
Kirker International Holdings, LLC	Delaware (USA)
Kirker International Limited	Scotland
KNE Holdings, Inc.	Delaware (USA)
Kop-Coat Australia Pty. Ltd.	Australia
Kop-Coat, Inc.	Ohio (USA)
Kop-Coat New Zealand Limited	New Zealand
Krud Kutter, Inc.	Georgia (USA)
KrudKutter Internet, LLC	Georgia (USA)
LBG Distribution, Inc.	Delaware (USA)
LBG Holdings, Inc.	Delaware (USA)
Magnagro Industries Pte. Ltd. (Dormant)	Singapore
Mantrose-Haeuser Co., Inc.	Massachusetts (USA)
Mantrose UK Limited	United Kingdom
Martin Mathys NV	Belgium
Modern Masters Inc.	California (USA)
Monile France S.àr.l.	France
NatureSeal, Inc. (83% JV)	Delaware (USA)
New Ventures Funding, LLC	Delaware (USA)
New Ventures (UK) Limited	United Kingdom
New Ventures II (UK) Limited	United Kinddom
NMBFil, Inc. (fka Bondo Corporation)	Ohio (USA)
Nufins Limited (Dormant)	United Kingdom
Nullifire Limited (Dormant)	United Kingdom
Paint Centre Pty. Ltd.	Australia
Paramount Technical Products, Inc.	South Dakota (USA)
Parklin Management Group, Inc.	New Jersey (USA)
PDR GmbH (11.545% JV)	Germany
PDR Recycling GmbH & Co. KG (9.050% JV)	Germany
Perlita Y Vermiculita, S.L.U.	Spain
Perstorp Industrial Surfaces Limited (20% JV)	China
Pipeline & Drainage Manufacturing Limited	United Kingdom
Pipeline and Drainage Systems Limited	United Kingdom
Pitchmastic PMB Limited	United Kingdom
Plasite, S.A. de C.V. (Dormant)	Mexico
Portazul, S.A. (94%)	Dominican Republic
Productos Cave S.A.	Chile
Productos DAP de Mexico, S.A. de C.V.	Mexico
P.T. Flowcrete Indonesia	Indonesia
Radiant Color NV	Belgium
Redwood Transport, Inc.(In Liquidation)	Ohio (USA)
Republic Powdered Metals, Inc.	Ohio (USA)
RPM AL Holdings, Inc.	Delaware (USA)
RPM Asia Pte. Ltd. (Dormant)	Singapore
RPM/Belgium NV	Belgium
RPM Canada, a General Partnership	Canada
RPM Canada Company	Canada
RPM Canada Investment Company	Canada
RPM CH, G.P.	Delaware (USA)
RPM China Pte. Ltd. (Dormant)	Singapore
RPM Consumer Holding Company	Delaware (USA)
RPM Enterprises, Inc.	Delaware (USA)
RPM Europe Holdco B.V.	Netherlands
RPM Europe SA	Belgium

**	When a % is noted without JV, the remaining % of shares are held by the directors of the company.

RPM FCP Belgium SPRL	Belgium
RPM FCP I, Inc.	Delaware (USA)
RPM FCP II, Inc.	Delaware (USA)
RPM Funding Corporation	Delaware (USA)
RPM German Real Estate GmbH & Co. KG	Germany
RPM German Real Estate Management GmbH	Germany
RPM Germany GmbH	Germany
RPM Holdco Corp.	Delaware (USA)
RPM Holdings UK Limited (Dormant)	United Kingdom
RPM Industrial Holding Company	Delaware (USA)
RPM International Inc.	Delaware (USA)
RPM Ireland IP Limited	Ireland
RPM Lux Enterprises S.àr.l.	Luxembourg
RPM Lux Holdco S.àr.l.	Luxembourg
RPM New Horizons Belgium SCRL	Belgium
RPM New Horizons C.V.	Netherlands
RPM New Horizons Germany GmbH	Germany
RPM New Horizons Italy S.r.l.	Italy
RPM New Horizons, LLC	Delaware (USA)
RPM New Horizons Netherlands B.V.	Netherlands
RPM New Horizons Spain, S.L.U.	Spain
RPM New Horizons UK Limited	United Kingdom
RPM Nova Scotia ULC	Canada
RPM NVUK Limited	United Kingdom
RPM Performance Coatings Group, Inc.	Delaware (USA)
RPM Saudi Arabia LLC (80% JV)	Kingdom of Saudi Arabia
RPM United Kingdom G.P.	Non-registered UK Partnership.
RPM Ventures C.V.	Netherlands
RPM Ventures Netherlands B.V.	Netherlands
RPM WFG Finishworks Holdings, Inc.	Nevada (USA)
RPM Wood Finishes Group, Inc.	Nevada (USA)
RPM Wood Finishes - Hong Kong Limited	Hong Kong
RPM Wood Finishes Ltd. - Shanghai	China
RPOW France S.A.S.	France
RPOW UK Limited	United Kingdom
RSIF International Limited	Ireland
Rust-Oleum Argentina S.A.	Argentina
Rust-Oleum Australia Pty. Limited	Australia
Rust-Oleum Brands Company	Delaware (USA)
Rust-Oleum Corporation	Illinois (USA)
Rust-Oleum France S.A.S.	France
Rust-Oleum International, LLC	Delaware (USA)
Rust-Oleum Japan Corporation	Japan
Rust-Oleum Netherlands B.V.	Netherlands
Rust-Oleum Sales Company, Inc.	Ohio (USA)
Rust-Oleum UK Limited	United Kingdom
Sapphire Scientific Inc.	Arizona (USA)
Shanghai Tremco International Trading Co., Ltd. (Dormant)	China
Shieldcoate, Inc.	Indiana (USA)
Sino-British Flowcrete (Beijing) Trading Limited	China
Skagit Northwest Holdings, Inc.	Washington (USA)
Specialty Products Holding Corp.	Ohio (USA)
Star Holding AS	Norway
StonCor Africa (Pty.) Ltd.	South Africa
StonCor Australia Pty. Ltd.	Australia

**	When a % is noted without JV, the remaining % of shares are held by the directors of the company.

StonCor Benelux B.V.	Netherlands
StonCor Corrosion Specialists Group Ltda.	Brazil
StonCor (Deutschland) GmbH	Germany
StonCor España SL	Spain
StonCor Group, Inc.	Delaware (USA)
StonCor Ireland Limited	Ireland
StonCor Lux S.ár.l	Luxembourg
StonCor Middle East LLC (49% JV)	United Arab Emirates
StonCor Namibia (Pty.) Ltd.	Namibia
StonCor Poland Sp. zo.o.	Poland
StonCor Scandinavia AS	Norway
StonCor South Cone S.A.	Argentina
StonCor (Zhangjiagang Free Trade Zone) Trading Co., Ltd.	China
Stonhard de Mexico, S.A. de C.V.	Mexico
Stonhard Nederland B.V.	Netherlands
Stonhard S.A.S.	France
Stonhard (U.K.) Limited	United Kingdom
TCI, Inc.	Georgia (USA)
TCI Powder Coating Canada Inc.	Canada
TCI Powder Coatings de Mexico, S.A. de C.V.	Mexico
Tecnicas Aerograficas, S.L.U. (In Liquidation)	Spain
Tevco Enterprises, Inc.	New Jersey (USA)
Timberex International Limited (Dormant)	United Kingdom
Tor Coatings Limited	United Kingdom
Toxement, S.A.	Colombia
Tremco Asia Pacific Pty. Limited	Australia
Tremco Asia Pte. Ltd.	Singapore
Tremco Barrier Solutions, Inc.	Delaware (USA)
Tremco Far East Limited (99.999%)	Hong Kong
Tremco Holdings, Inc.	Delaware (USA)
Tremco illbruck AB	Sweden
Tremco illbruck B.V.	Netherlands
Tremco illbruck Coatings Limited	United Kingdom
Tremco illbruck Diş Ticaret A.S.	Turkey
Tremco illbruck GmbH	Austria
Tremco illbruck GmbH & Co. KG	Germany
Tremco illbruck Group GmbH	Germany
Tremco illbruck International GmbH	Germany
Tremco illbruck kft	Hungary
Tremco illbruck Limited	United Kingdom
Tremco illbruck L.L.C. (49% JV)	United Arab Emirates
Tremco illbruck NV	Belgium
Tremco illbruck ooo	Russia
Tremco illbruck OY	Finland
Tremco illbruck Productie B.V.	Netherlands
Tremco illbruck Production SAS	France
Tremco illbruck Produktion GmbH	Germany
Tremco illbruck SAS	France
Tremco illbruck, S.L.U.	Spain
Tremco illbruck Sp. zo.o.	Poland
Tremco illbruck s.r.o.	Czech Republic
Tremco illbruck Swiss AG	Switzerland
Tremco Incorporated	Ohio (USA)
Tremco (Malaysia) Sdn. Bhd.	Malaysia
Tremco Pty. Limited	Australia

**	When a % is noted without JV, the remaining % of shares are held by the directors of the company.

Tremco Roofing & Facility Services Private Limited	India
Tremco Roofing UK Limited	United Kingdom
Tretobond Limited (In Liquidation)	United Kingdom
Tretol Group Limited (In Liquidation)	United Kingdom
Tretol Limited (In Liquidation)	United Kingdom
Universal Sealants (U.K.) Limited	United Kingdom
USL Asia Pacific Pte. Ltd. (25% JV)	Singapore
Vandex AG	Switzerland
Vandex Holding AG	Switzerland
Vandex International AG	Switzerland
Vandex Isoliermittel-Gesellschaft m.b.H	Germany
Viapol Ltda.	Brazil
Watco Directo, S.L.U.	Spain
Watco GmbH	Germany
Watco S.àr.l.	France
Watco UK Limited	United Kingdom
Watco USA, Inc.	Delaware (USA)
Weatherproofing Technologies, Inc.	Delaware (USA)
Zinsser Brands Company	Delaware (USA)
Zinsser Holdings, LLC	Delaware (USA)

Note: RPM International Inc. has a 23.15% interest in Kemrock Industries & Exports Ltd. (India).

**	When a % is noted without JV, the remaining % of shares are held by the directors of the company.